Exhibit 99.3

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of operations and financial condition for the year ended October 31, 2024, dated December 8, 2024, should be read in conjunction with VersaBank’s Audited Consolidated Financial Statements for the year ended October 31, 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and is available on VersaBank’s website at www.versabank.com, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml. All currency amounts in this document are in Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements	2
About VersaBank	3
Strategy	3
Overview of Performance	4
Selected Financial Highlights	7
Business Outlook	8
Financial Review - Earnings	12
Financial Review – Balance Sheet	16
Off-Balance Sheet Arrangements	27
Related Party Transactions	28
Acquisition of Stearns Bank Holdingford N.A.	29
Results of Operating Segments	32
Capital Management and Capital Resources	32
Summary of Quarterly Results	36
Fourth Quarter Fiscal 2024 Review	37
Critical Accounting Policies and Estimates	39
Enterprise Risk Management	49
Non-GAAP and Other Financial Measures	61

VersaBank – Annual 2024 MD&A

Cautionary Note Regarding Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economy in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; changes in trade laws and tariffs; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

VersaBank – Annual 2024 MD&A

About VersaBank

VersaBank (the “Bank”) adopted an electronic business-to-business model in 1993, becoming (to its knowledge) the world’s first financial institution with a branchless model. It obtains nearly all of its deposits and conducts the majority of its lending digitally through financial intermediaries who subsequently engage with the actual depositors and borrowers. VersaBank is focused on increasing earnings by concentrating on underserved markets that support more attractive pricing and returns for its products, leveraging existing, third-party distribution channels to deliver its financial products to these chosen markets and expanding its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources in order to maintain a low cost of funds.

In Canada, the Bank holds a Canadian Schedule 1 chartered bank licence and is regulated by the Office of the Superintendent of Financial Institutions (“OSFI”). Following its acquisition of Stearns Bank Holdingford N.A. and renaming it VersaBank USA N.A. (“VersaBank USA”), on August 30, 2024, in the United States, the Bank, through its wholly owned subsidiary, VersaBank USA, holds a national Office of the Comptroller of the Currency (“OCC”) charter and is regulated by the OCC.

In addition to its core Digital Banking operations, VersaBank has established cybersecurity services and banking and financial technology development operations through its wholly-owned subsidiary, DRT Cyber Inc. (“DRTC”).

VersaBank’s Common Shares trade on the Toronto Stock Exchange and Nasdaq under the symbol VBNK.

The underlying drivers of VersaBank’s performance trends for the current and comparative periods are set out in the following sections of this MD&A.

Strategy

VersaBank’s strategy is to utilize proprietary software and established non-branch financial product distribution channels to deliver innovative commercial and consumer lending and deposit products to select clients operating in underserved markets in Canada and the United States (“US”). VersaBank is also leveraging its proprietary technology in cybersecurity and innovative solutions that address the growing volume of cyber threats challenging financial institutions, multi-national and smaller corporations and government entities on a daily basis.

VersaBank – Annual 2024 MD&A

Overview of Performance

* See definition in “Non-GAAP and Other Financial Measures”.

Acquisition of Stearns Bank Holdingford N.A.

In June 2024, the Bank obtained approval from the US OCC, the US Federal Reserve and OSFI (Canada) to acquire Stearns Bank Holdingford N.A. (“SBH”), a privately held, wholly-owned subsidiary of Stearns Financial Services Inc. ("SFSI") based in St. Cloud, Minnesota. On August 30, 2024, the Bank, through its wholly-owned US subsidiary VersaHoldings US Corp., completed the acquisition, acquiring 100% of the outstanding shares of SBH for cash consideration of US$14.1 million (CA$19.0 million). Based in Minnesota, SBH is a fully operational, OCC-chartered national bank, focused on small business lending. Upon closing, SBH was renamed Versabank USA N.A. (See Acquisition of Stearns Bank Holdingford N.A. section below).

VersaBank – Annual 2024 MD&A

Several factors predominantly associated with preparation for and completion of the closing of the acquisition of SBH dampened VersaBank’s fiscal 2024 financial results: primarily one-time impact associated with the U.S. acquisition that totaled $3.7 million; a one-time expense of a deferred tax asset of $1.6 million due to a change in tax base of the acquired assets of VersaBank USA; and, in preparation to fund the capital requirements of VersaBank USA following closing of the SBH acquisition, VersaBank maintained higher than typical cash balances. The higher than typical cash balances exacerbated the impact of the temporary dampening of net interest margin that usually occurs when interest rates decline (as was the case in Canada), the result of the lag in the adjustment of the Bank’s term deposit rates. In addition, on August 30, 2024, the Canadian Digital Banking operations provided the U.S. Digital Banking operations with US$90 million in capital, which temporarily dampened net interest margin. These dampened revenue by approximately $1.2 million. Combined, these amounts totaled approximately $6.5 million before tax adjustments and had an after-tax impact on net income of $5.2 million, or $0.20 per share.

FY 2024 vs FY 2023

Loans increased 10% to $4.24 billion, driven primarily by strong growth in the Bank’s Point-of-Sale loan and lease (“POS/RPP Financing”) portfolio, which increased 15%, as well the addition of assets through the SBH acquisition, which comprised approximately 2% of the Bank’s total loan balance at fiscal 2024 year end, reflected in the Bank’s Public Sector, Leases and Other Financing portfolio;

Total revenue increased 3% to $111.6 million, composed of net interest income of $102.7 million and non-interest income of $9.0 million;

Net interest margin (“NIM”) was 2.27% and NIM on loans was 2.52%, a decrease of 41 bps and 33 bps, respectively, primarily due to an atypically inverted yield curve adversely affecting POS asset margins, which was exacerbated by the strong growth in the POS portfolio and elevated rates on term deposits experienced periodically over the course of the year, offset partially by higher yields earned on the Bank’s lending assets. The Bank’s NIM remains amongst the highest of the publicly traded Canadian Schedule 1 Banks;

Recovery of credit losses was $268,000 compared with a provision for credit losses (“PCL”) of $609,000, with the decrease being primarily due to changes in the Bank’s lending asset mix, with higher insured lending asset balances along with decreases in non-insured lending, as well as changes in the forward-looking information used by VersaBank in its credit risk models;

Provision for credit losses as a percentage of average loans was -0.01% compared with 0.02%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks;

Non-interest expenses increased 13% to $57.1 million, due primarily to higher salary and benefits amounts and general operating expenses resulting from higher staffing levels to support expanded business activity, coupled with the prior year capital tax reflecting a significant recovery. The Bank also incurred one-time expenses of $3.7 million, associated with the acquisition of SBH, incentive awards related to specific performance-based milestones, and adjustments related to write down of fixed assets. Adjusting for these one-time expenditures would result in a normalized non-interest expense of $53.4 million.

Net income decreased 6% to $39.7 million, however, adjusting for the tax effected one-time non-interest expenses, the impact of maintaining higher cash balances during the latter half of fiscal 2024 to fund capital requirements of VersaBank USA and the impact of a deferred tax adjustment of $1.6 million, would reflect a net income of $45.0 million;

Earnings per share (“EPS”) decreased 5% to a $1.49, due primarily to the 6% decrease in net income, offset by the impact of a lower number of common shares outstanding in the current year as a result of the purchase and cancellation of common shares under the Bank’s Normal Course Issuer Bid (“NCIB”) in 2023. Adjusting for the tax effected one-time items primarily related to the acquisition of VersaBank USA would reflect an EPS of $1.69;

VersaBank – Annual 2024 MD&A

Return on average common equity decreased 14% to 10.16%, driven by lower earnings offset by lower number common shares outstanding. Adjusting for the tax effected one-time items primarily related to the acquisition of VersaBank USA would result in a return on average common equity of 11.53%; and,

Efficiency ratio for the Digital Banking operations (excluding DRTC) was 48% compared to 43% last year, as a function of moderate revenue growth of 3% and higher costs due to cost increases driven primarily by higher employee-related expenses and general operating expenses, one-time expenses and adjustments, which increased non-interest expense growth to 13% compared to the same period last year. Adjusting for one-time expenses would reflect an efficiency ratio for Digital Banking operations of 44%.

VersaBank – Annual 2024 MD&A

Selected Financial Highlights

(unaudited)
	October 31	October 31	October 31
($CDN thousands except per share amounts)	2024	2023	2022
Results of operations
Interest income	$285,419	$229,334	$126,817
Net interest income	102,655	100,051	76,666
Non-interest income	8,978	8,584	5,726
Total revenue	111,633	108,635	82,392
Provision for (recovery of) credit losses	(268)	609	451
Non-interest expenses	57,108	50,381	49,393
Digital banking	49,046	42,984	42,392
DRTC	9,421	9,051	7,166
Net income	39,748	42,162	22,658
Income per common share:
Basic	$1.49	$1.57	$0.79
Diluted	$1.49	$1.57	$0.79
Dividends paid on preferred shares	$988	$988	$988
Dividends paid on common shares	$2,600	$2,612	$2,741
Yield*	6.31%	6.14%	4.47%
Cost of funds*	4.04%	3.46%	1.77%
Net interest margin*	2.27%	2.68%	2.70%
Net interest margin on loans*	2.52%	2.85%	3.08%
Return on average common equity*	10.16%	11.75%	6.61%
Book value per common share*	$15.35	$14.00	$12.37
Efficiency ratio*	51%	46%	60%
Efficiency ratio - Digital banking*	48%	43%	55%
Return on average total assets*	0.86%	1.10%	0.76%
Provision for (recovery of) credit losses as a % of average loans*	(0.01%)	0.02%	0.02%
	as at
Balance Sheet Summary
Cash	$225,254	$132,242	$88,581
Securities	299,300	167,940	141,564
Loans, net of allowance for credit losses	4,236,116	3,850,404	2,992,678
Average loans	4,043,260	3,421,541	2,547,864
Total assets	4,838,484	4,201,610	3,265,998
Deposits	4,144,673	3,533,366	2,657,540
Subordinated notes payable	102,503	106,850	104,951
Shareholders' equity	399,203	377,158	350,675
Capital ratios**
Risk-weighted assets	$3,323,595	$3,095,092	$2,714,902
Common Equity Tier 1 capital	373,503	350,812	325,657
Total regulatory capital	481,176	476,005	448,575
Common Equity Tier 1 (CET1) capital ratio	11.24%	11.33%	12.00%
Tier 1 capital ratio	11.24%	11.78%	12.50%
Total capital ratio	14.48%	15.38%	16.52%
Leverage ratio	7.38%	8.30%	9.84%
*	See definition in "Non-GAAP and Other Financial Measures".
**	Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

VersaBank – Annual 2024 MD&A

Business Outlook

VersaBank is active in underserved banking markets in Canada and the US in which its innovative, value- added, business-to-business (B2B) digital banking products command more attractive pricing for its lending products, and further, continues to develop and expand its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources. In addition, VersaBank remains highly committed to, and focused on, further developing and enhancing its technology advantage, a key component of its value proposition that not only provides efficient access to VersaBank’s chosen underserved lending and deposit markets, but also delivers superior financial products and better customer service to its clients.

Management continues to closely monitor geo-political, economic and financial market risk precipitated by current wars or conflicts and major national and international events and their potential impact on VersaBank’s business. At this time, management has not identified any material adverse direct or indirect risk exposure to VersaBank resulting from these risks but will continue to assess the relevant data and information as it becomes available.

While VersaBank does not provide guidance on specific performance metrics, the commentary provided below discusses aspects of VersaBank’s business and certain anticipated trends related to same that, in management’s view, could potentially impact future performance.

US Operations

In acquiring the common shares of SBH (Versabank USA) on August 30, 2024, the Bank added US$68.4 million in assets and assumed US$54.3 million in deposits and other liabilities. VersaBank USA holds an OCC national license. The acquisition will provide the Bank with access to US deposits to support the growth of its Receivable Purchase Program business, which the Bank launched in the US in Fiscal 2022. The acquisition is expected to be accretive to the Bank’s earnings per share within the first year after closing. VersaBank USA was well-capitalized, as per the OCC’s definition of same, with a Total Capital ratio exceeding 10% as of both August 30, 2024, and October 31, 2024.

Lending Assets

Canadian Receivable Purchase Program (RPP) for Point-of-Sale Finance Companies: Consumer spending and business investment in Canada are expected to remain steady into the start of fiscal 2025 following largely flat growth the prior year. A series of Bank of Canada interest rate cuts was seen in the latter half of fiscal 2024 and with this trend anticipated to continue into fiscal 2025, along with the expectation that the inflation rate trends to the 2% range in 2025, should support GDP growth in 2025. Management anticipates these variables will reflect favourably on the consumer spending and therefore be positive for the Canadian POS/RPP Financing portfolio volumes in 2025;

VersaBank – Annual 2024 MD&A

US Receivable Purchase Program (“RPP”): Despite higher interest rates and continuing inflationary pressures in the US, the US labor market remains resilient. This resilience, combined with the broad expectation that interest rates are now reducing, will continue to support consumer spending; Management views the current trajectory of the US economy to be favourable in the context of continued, stable demand for durable goods due primarily to enduring consumption. Management believes that the anticipated US macroeconomic and industry trends described above will continue to support healthy demand in the Bank’s RPP portfolio for fiscal 2025, which would be expected to contribute meaningful additional growth through VersaBank USA to broadly launch its RPP business; and,

Commercial Real Estate (Business-to-Business Loans with Credit Risk Exposure Predominantly Related to Residential Properties): Notwithstanding the effective risk mitigation strategies that are employed in managing the Bank’s CRE portfolios, including working with well-established, well-capitalized partners and maintaining modest loan-to-value ratios on individual transactions, management continues to take a cautionary stance with respect to its broader CRE exposures due to volatility in CRE asset valuations and the potential impact of the recent prior period of higher interest rates on borrowers’ ability to service debt. While management has and will continue to focus on multi-family insured mortgages in fiscal 2025, it is anticipated that the Bank’s CRE portfolio asset mix will continue to transition into lower risk weighted insured assets that will drive moderate portfolio growth in fiscal 2025.

Credit Quality

VersaBank lends to underserved markets that support more attractive pricing for its lending products but typically exhibit a lower-than-average risk profile due primarily to the lower inherent risk associated with the underlying collateral assets and/or the structure of VersaBank’s offered financing arrangements; and,

Based on available forward-looking macroeconomic and industry data (as described above), as well as the Bank’s historical credit experience, current underwriting governance, and general expectations for credit performance, management anticipates that the existing level of credit risk in its portfolio will remain largely steady in fiscal 2025 due primarily to lower interest rate environments in Canada and the US and an improved ability of consumers and businesses to service debt in such an environment. Further, management expects that the lower risk profile of VersaBank’s unique B2B lending portfolio, which is a function of VersaBank’s prudent underwriting practices, structured lending products and focus on underserved financing markets within which it has a wealth of experience, will contribute to mitigating potential modest increases in forward credit risk in the Bank’s lending portfolio.

Funding and Liquidity

Management anticipates that it will continue to have access to adequate low-cost deposits to fund the expected growth in its POS/RPP financing portfolio. VersaBank continues to pursue a number of initiatives to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates. The Bank’s current deposit channels remain an efficient, reliable and diversified source of funding, providing access to ample reasonably priced deposits in volumes that comfortably support the Bank’s liquidity requirements. Substantially all of the Bank’s deposit volumes raised through these channels are eligible for CDIC insurance. Management expects that commercial deposits raised via VersaBank’s Trustee Integrated Banking (“TIB”) program will continue to grow throughout fiscal 2025 due primarily to higher volumes of consumer and commercial bankruptcy and proposal restructuring proceedings, attributable primarily to the lag impact of prior years economic conditions;

VersaBank – Annual 2024 MD&A

Management believes that VersaBank has one of the lowest liquidity risk profiles among North American banks, attributable to the quality, stability and stickiness of its deposit base. VersaBank’s Canadian deposits are sourced through existing, third-party distribution channels, specifically wealth management firms that distribute the Bank’s term deposit products, and Licensed Insolvency Trustee firms that invest in the Bank’s demand and term deposit products. Currently, the Bank accepts a limited portion of deposits directly from individuals and offers a restricted range of high interest-bearing demand deposit products accessible to the public via the internet exclusively in the US with the acquisition of VersaBank USA. Through the acquisition, the Bank assumed US deposits of approximately US$54.3 million (CA$73.3 million), which would include balances from individuals directly, which represents approximately 2% of the Bank’s total deposits as at October 31, 2024; and,

Aside from the recent funding activities to support the acquisition of SBH, liquidity levels are expected to remain reasonably consistent throughout fiscal 2025 as the Bank continues to fund anticipated balance sheet growth across each of its lines of business. Further, management will continue to deploy cash into low risk, government securities with the objective of earning a more favourable yield on its available liquidity.

Earnings and Capital

Earnings growth for fiscal 2025 is expected to be a function primarily of anticipated organic loan portfolio growth from its existing Digital Banking operations, specifically, continued expansion of the Bank’s POS/RPP Financing and RPP portfolios in Canada and the US, respectively. Following the acquisition of VersaBank USA, the Bank anticipates modest accretive earnings growth from the acquired assets and increased RPP lending through this operation. Digital Banking’s operations will continue to benefit from the operating leverage inherent in its branchless, business-to-business model, as well as incremental contributions from DRTC;

Net interest income growth for fiscal 2025 is expected to be a function primarily of continued expansion of the Bank’s loan portfolio, in particular growth in its POS/RPP Financing and RPP portfolios in Canada and the US, respectively. The Bank also expects continued expansion of its diverse deposit broker network in Canada, lower cost deposits in the U.S., as well as continued expected growth in the TIB program, alongside disciplined liquidity management, should have a favourable impact on cost of funds. These will counter downward pressure on NIM due to the dynamics of the term deposit market, as well as impact of growth in the POS/RPP portfolio, which has a lower net interest margin than the historical CRE business, and to a lesser extent the shift from non-insured loans to CMHC-insured loans, which will have lower yields;

Non-interest income growth for fiscal 2025 is expected to be a function primarily of DRTC revenue growth derived from its suite of cybersecurity services;

VersaBank’s capital ratios remain comfortably in excess of management’s limits, as well as regulatory minimums and expectations. Management is of the view that VersaBank’s current capital levels are sufficient to accommodate the balance sheet growth anticipated for fiscal 2025. However, management believes that demand for its POS/RPP Financing solution, which was recently launched in the United States, could exceed the Bank's lending capacity under its current capital ratios and, accordingly, will monitor the capital markets for the opportunity to raise additional regulatory capital on attractive terms to capitalize on the demand for the Bank’s POS/RPP funding in a manner that would be accretive to earnings; and,

Management anticipates maintaining VersaBank’s dividend in fiscal 2025 at levels which support contemplated balance sheet growth, as well as specific business development initiatives for earnings growth currently contemplated over the same timeframe and remain in compliance with its established regulatory capital ratio targets and thresholds.

There is potential that VersaBank may not realize or achieve the anticipated performance trends set out above due to a number of factors and variables including, but not limited to, the strength of the Canadian and US economies in general and the strength of the local economies in which VersaBank conducts operations; the effects of changes in monetary, fiscal and trade policies, including changes in the interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the ability of VersaBank to grow its business and execute its strategy in the US market; the impact of changes in the laws and regulations regulating financial services; the impact of wars or conflicts and the impact of outbreaks of disease or illness that affect local, national or international economies. Please see “Cautionary Note Regarding Forward-Looking Statements” on page 2 of this MD&A.

VersaBank – Annual 2024 MD&A

Financial Review - Earnings

Total Revenue

Total revenue, consisting of net interest income and non-interest income, increased 3% to $111.6 million compared to last year.

(thousands of Canadian dollars)
	October 31	October 31
For the year ended:	2024	2023	Change

Interest income
Point-of-sale loans and leases receivable purchase program	$191,476	$146,501	31%
Commercial real estate mortgages	70,807	67,203	5%
Commercial real estate loans	594	650	(9%)
Public sector, leases and other financing	2,004	1,332	50%
Other	20,538	13,648	50%
Interest income	$285,419	$229,334	24%

Interest expense
Deposit and other	$177,094	$123,491	43%
Subordinated notes	5,670	5,792	(2%)
Interest expense	$182,764	$129,283	41%

Net interest income	$102,655	$100,051	3%

Non-interest income	$8,978	$8,584	5%

Total revenue	$111,633	$108,635	3%

Net Interest Income

FY 2024 vs FY 2023

Net interest income increased 3% to $102.7 million due primarily to:

Higher interest income attributable to POS/RPP lending asset growth and higher yields consistent with the higher interest rate environment.

Offset partially by:

Lower CRE lending asset balance due to timing of loan origination under the Bank’s strategy to transition this portfolio to lower yielding, lower risk-weighted loans to drive a higher return on capital deployed; and,

Higher interest expense attributable to higher deposit balances and higher cost of funds consistent with the higher interest rate environment.

VersaBank – Annual 2024 MD&A

Net Interest Margin

(thousands of Canadian dollars)
	October 31	October 31
For the year ended:	2024	2023	Change

Interest income	$285,419	$229,334	24%
Interest expense	182,764	129,283	41%
Net interest income	102,655	100,051	3%

Average assets	$4,520,047	$3,733,804	21%
Yield*	6.31%	6.14%	3%
Cost of funds*	4.04%	3.46%	17%
Net interest margin*	2.27%	2.68%	(15%)

Average gross loans	$4,024,939	$3,406,058	18%
Net interest margin on loans*	2.52%	2.85%	(12%)

*   See definition in "Non-GAAP and Other Financial Measures" section below.

FY 2024 vs FY 2023

Net interest margin on loans decreased 33 bps to 2.52% and net interest margin decreased 41 bps to 2.27% as a function primarily of:

An atypically inverted yield curve adversely affecting POS asset margins, which was exacerbated by the strong growth in the POS portfolio;

Lower CRE lending asset balance and the impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed;

Higher cost of funds due to elevated rates on term deposits experienced periodically over the course of the year; and,
The Bank maintaining higher than typical cash balances during the latter half of fiscal 2024 related to the acquisition and capital invested in VersaBank USA.

Offset partially by:

Higher interest earned on the Bank’s lending and treasury assets, generally as a function of the higher interest rate environment compared to last year.

The Bank’s NIM remains amongst the highest of the publicly traded Canadian Schedule 1 banks.

VersaBank – Annual 2024 MD&A

Non-Interest Income

Non-interest income is composed of revenue generated by DRTC and income derived from miscellaneous transaction fees not directly attributable to lending assets.

Non-interest income for the year ended October 31, 2024 increased 5% to $9.0 million from $8.6 million last year. The increase was a function primarily of higher client engagements and continued improvements in operational efficiency achieved at DRTC over the course of the current year.

Provision for Credit Losses

(thousands of Canadian dollars)
	October 31	October 31
For the year ended:	2024	2023

Provision for (recovery of) credit losses by lending asset:
Point-of-sale loans and leases receivable purchase program	$683	$(445)
Commercial real estate mortgages	(824)	935
Commercial real estate loans	2	(12)
Public sector, leases and other financing	(129)	131
Total provision for (recovery of) credit losses	$(268)	$609

FY 2024 vs FY 2023

Recovery of credit losses were $268,000 compared with a provision for credit losses of $609,000 last year. The decrease was primarily due to:

Changes in the forward-looking information used by the Bank in its credit risk models; and,
Changes in the Bank’s lending asset mix, with higher insured lending assets along with decreases in non-insured lending assets.

Offset partially by:

The addition of Versabank USA portfolio acquired in the year; and,

The prior year provision for credit losses reflecting an adjustment on the Bank’s POS/RPP Financing portfolio attributable to management recalibrating the portfolio’s static, legacy loss rate floor to align more closely with empirical loss rate data and general credit performance.

VersaBank – Annual 2024 MD&A

Non-Interest Expenses

(thousands of Canadian dollars)
	October 31	October 31
For the year ended:	2024	2023	Change

Salaries and benefits	$32,784	$31,428	4%
General and administrative	19,169	15,051	27%
Premises and equipment	5,155	3,902	32%
Total non-interest expenses	$57,108	$50,381	13%

Efficiency Ratio*	51%	46%	10%

*   See definition in "Non-GAAP and Other Financial Measures".

FY 2024 vs FY 2023

Non-interest expenses increased 13% to $57.1 million, due primarily to:

Higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank and compensation adjustments;

Higher general operating expenses associated with increased business activities, including costs being incurred ahead of anticipated asset growth and revenue generated by the launch of US RPP through VersaBank USA;

Prior year favourable adjustment to capital tax expense attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations;
Incremental operating costs associated with the operations of VersaBank USA; and,

The Bank incurred one-time expenses of $3.7 million, associated with the acquisition of SBH, incentive awards related to specific performance-based milestones, and adjustments related to write down of fixed assets. Adjusting for these one-time expenses would result in a normalized non-interest expense of $53.4 million.

Tax Provision

The Bank’s effective tax rate for the current year was approximately 27% compared with approximately 27% in the prior year. The Bank’s effective tax rate in the current year was attributable primarily to the impact of a one-time expense of a deferred tax asset of $1.6 million due to a change in tax base of the acquired assets of VersaBank USA in the current period, changes in permanent differences such as employee stock options, which were issued as part of the Bank’s employee retention program in early fiscal 2022, and prior year adjustments. Provision for income taxes for fiscal 2024 was $15.0 million compared with $15.5 million last year.

VersaBank – Annual 2024 MD&A

Comprehensive Income

Comprehensive income is comprised of net income for the period and other comprehensive income, which consists of unrealized gains and losses on fair value through other comprehensive income associated with the foreign exchange gain or loss on translation of foreign operations, and revaluation of certain securities and interest rate swap to fair market value. Comprehensive income for the year was $39.5 million compared to $42.2 million last year.

Financial Review – Balance Sheet

(thousands of Canadian dollars)
	October 31	October 31
	2024	2023	Change

Total assets	$4,838,484	$4,201,610	15%
Cash and securities	524,554	300,182	75%
Loans, net of allowance for credit losses	4,236,116	3,850,404	10%
Deposits	4,144,673	3,533,366	17%

Total Assets

Total assets at October 31, 2024 increased 15% to $4.84 billion from $4.20 billion at October 31, 2023, primarily due to strong growth in VersaBank’s POS/RPP Financing portfolio, which increased 15% year-over-year, as well as its Public Sector and Other Financing portfolio, driven by the VersaBank USA acquisition, which increased by 122%, partly offset by a 12% decrease in the CRE portfolio, primarily attributable to the planned transition of some higher yielding, higher risk-weighted commercial loans to lower yielding, lower risk-weighted loans.

VersaBank – Annual 2024 MD&A

Cash and securities

Cash and securities, which are held primarily for liquidity purposes, at October 31, 2024, were $524.6 million, or 11% of total assets, compared with $300.2 million, or 7% of total assets a year ago. The quarter-over-quarter and year-over-year trends reflects elevated balances attributable to the recent acquisition of VersaBank USA which will be deployed over fiscal 2025.

As at October 31, 2024, the Bank held securities totaling $299.3 million (2023 - $167.9 million), including accrued interest, comprised of a series of Government of Canada and other bonds with a carrying value of $163.7 million and US Treasury Bills with a carrying value of $135.6 million.

Loans

(thousands of Canadian dollars)
	October 31	October 31
	2024	2023	Change

Point-of-sale loans and leases receivable purchase program	$3,307,328	$2,879,320	15%
Commercial real estate mortgages	779,691	889,069	(12% )
Commercial real estate loans	8,302	8,793	(6% )
Public sector, leases and other financing	122,321	55,054	122%
	4,217,642	3,832,236	10%

Allowance for credit losses	(3,303)	(2,513)
Accrued interest	21,777	20,681

Total loans, net of allowance for credit losses	$4,236,116	$3,850,404	10%

VersaBank organizes its lending portfolio into the following four broad asset categories: Point-of-Sale Loans & Leases, Commercial Real Estate Mortgages, Commercial Real Estate Loans, and Public Sector and Other Financing. These categories have been established in VersaBank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Point-of-Sale Loans and Leases Receivable Purchase Program (“POS/RPP Financing”) asset category is comprised of Point-of-Sale Loan and Lease Receivables acquired from VersaBank’s network of origination and servicing partners in Canada and the US, as well as Warehouse Loans that provide bridge financing to VersaBank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to VersaBank purchasing the cashflow receivables derived from same.

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised primarily of Residential Construction, Term, CMHC Insured and Land Mortgages. All of these loans are business-to-business loans with the underlying credit risk exposure being primarily consumer in nature given that the vast majority (approximately 94% as at October 31, 2024) of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

VersaBank – Annual 2024 MD&A

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of Condominium Corporation Financing loans.

The Public Sector, Leases and Other Financing (“PSLOF”) asset category is comprised primarily of public sector loans, and loans acquired through the acquisition of SBH, which consists primarily of equipment leases, a small balance of corporate loans and leases and single family residential conventional and insured mortgages.

FY 2024 vs FY 2023

Loans increased 10% to $4.24 billion due primarily to:

Higher POS/RPP Financing balances, which increased 15% year-over-year; and,
Higher PSLOF portfolio driven by the addition of VersaBank USA, which was up by 122%.

Offset by:

Lower CRE lending balances due primarily to the planned transition of some higher yielding, higher risk-weighted commercial loans to lower yielding, lower risk-weighted loans as part of the Banks’s strategy to capitalize on opportunities for lower-risk loans with higher return on capital deployed.

Residential Mortgage Exposures

In accordance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures, additional information is provided regarding the Bank’s residential mortgage exposure. For the purposes of the Guideline, a residential mortgage is defined as a loan to an individual that is secured by residential property (one-to-four-unit dwellings) and includes home equity lines of credit (“HELOCs”). This differs from the classification of residential mortgages used by the Bank which also includes multi-family residential mortgages.

Under OSFI’s definition, the Bank’s exposure to residential mortgages at October 31, 2024 was $4.2 million compared to $4.2 million a year ago. The Bank did not have any HELOCs outstanding at October 31, 2024, or a year ago.

Credit Quality and Allowance for Credit Losses

VersaBank closely monitors its lending portfolio, the portfolio’s underlying borrowers, as well as its origination partners to ensure that management maintains effective visibility on credit trends that could provide an early warning indication of the emergence of any elevated risk in VersaBank’s lending portfolio.

VersaBank – Annual 2024 MD&A

Allowance for Credit Losses

The Bank maintains an allowance for expected credit losses (or ECL allowance) that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. Under IFRS 9 the Bank’s allowance for expected credit losses is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing loans, and non-performing, or impaired loans even if no actual loss event has occurred.

(thousands of Canadian dollars)
	October 31	October 31
	2024	2023	Change

ECL allowance by lending asset:
Point-of-sale loans and leases receivable purchase program	$783	$100	683%
Commercial real estate mortgages	1,398	2,222	(37%)
Commercial real estate loans	44	42	5%
Public sector, leases and other financing	1,078	149	623%
Total ECL allowance	$3,303	$2,513	31%

(thousands of Canadian dollars)
	October 31	October 31
	2024	2023	Change

ECL allowance by stage:
ECL allowance stage 1	$2,996	$1,945	54%
ECL allowance stage 2	306	568	(46% )
ECL allowance stage 3	1	-
Total ECL allowance	$3,303	$2,513	31%

The Bank’s ECL allowance at October 31, 2024 was $3.3 million compared with $2.5 million a year ago. The year-over-year trend was a function primarily of:

Changes in the forward-looking information used by the Bank in its credit risk models;
The addition of Versabank USA portfolio acquired in the year; and,

The prior year provision for credit losses reflecting an adjustment on the Bank’s POS/RPP Financing portfolio attributable to management recalibrating the portfolio’s static, legacy loss rate floor to align more closely with empirical loss rate data and general credit performance.

Offset partially by:

Changes in the Bank’s lending asset mix with higher insured lending assets along with decreases in non-insured lending assets.

VersaBank – Annual 2024 MD&A

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to, changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists. Notwithstanding the above, the assessment of a significant increase in credit risk requires experienced credit judgement.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap. Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition, as well as changes in Canadian and US macroeconomic trends attributable to changes in monetary policy, inflation, employment rates, consumer behaviour and geo-political risks.

Expected credit loss model – Estimation of expected credit losses

Expected credit losses are an estimate of a loan’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows due to the Bank and the cash flows the Bank expects to receive.

Forward-looking information

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information, into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop probability of default (“PD”), and loss given default (“LGD”), term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently the Bank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the estimation of its reported ECL. The Bank has also applied expert credit judgement, where appropriate, to reflect, amongst other items, uncertainty in the Canadian and US macroeconomic environments.

VersaBank – Annual 2024 MD&A

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Key assumptions driving the baseline macroeconomic forecast trends include: elevated interest rates are expected to suppress near-term GDP growth. Growth is projected to accelerate gradually in 2025 but will likely remain below historical norms, given Canada’s demographics. Rising unemployment is expected to stabilize as GDP growth gains momentum. CPI inflation is forecasted to remain near 2% through 2025, with aggregate supply outpacing demand. Reduced borrowing costs are not expected to reignite inflationary pressures. Current geopolitical risks are not anticipated to escalate materially and are expected to have a limited impact on global commodity prices and supply chains. Global oil prices are forecasted to remain steady. Oil price changes are likely to affect national income rather than production levels, given the industry’s near-capacity operations. Household finances face strain due to elevated debt-service obligations; however, loan performance is expected to remain at or near pre-pandemic levels.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at October 31, 2024 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

VersaBank – Annual 2024 MD&A

A summary of the key forecast macroeconomic indicator data trends utilized by VersaBank for the purpose of sensitizing lending asset credit risk parameter term structure forecasts to forward looking information, which in turn are used in the estimation of VersaBank’s reported ECL, as well as in the assessment of same are presented in the charts below.

Expected Credit Loss (ECL) Sensitivity

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual forecast macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at October 31, 2024:

(thousands of Canadian dollars)
	Reported	100%		100%		100%
	ECL
		Upside		Baseline		Downside

Allowance for expected credit losses	$3,303	$2,629		$2,833		$3,538
Provision (recovery) from reported ECL		(674)		(470)		235
Variance from reported ECL (%)		(20%	)	(14%	)	7%

The uncertainty associated with interest rates, inflation and unemployment trends given the expectation of an economic slowdown in both Canada and the US as well as elevated geo-political risk may result in VersaBank’s estimated ECL amounts exhibiting some future volatility which in turn may result in the Bank recognizing higher provisions for credit losses in the future.

VersaBank – Annual 2024 MD&A

Considering the analysis set out above and based on management’s review of the loan and credit data comprising VersaBank’s lending portfolio, combined with management’s interpretation of the available forecast macroeconomic and industry data, management is of the view that its reported ECL allowance represents a reasonable proxy for potential future losses.

Deposits

VersaBank has established three core funding channels: personal deposits, commercial deposits, and cash reserves retained from VersaBank’s POS/RPP Financing origination partners that are classified as other liabilities.

(thousands of Canadian dollars)
	October 31	October 31
	2024	2023	Change

Commercial deposits	$743,783	$619,014	20%
Personal deposits	3,400,890	2,914,352	17%
Total deposits	$4,144,673	$3,533,366	17%

Personal deposits, consisting principally of guaranteed investment certificates (term deposits), are sourced primarily through a well-established and well-diversified deposit broker network that the Bank continues to grow and expand across Canada.

Commercial deposits are sourced primarily via specialized operating accounts made available to insolvency professionals (“Trustees”) in the Canadian insolvency industry. The Bank developed customized banking software for use by Trustees that integrates banking services with the market-leading software platform used in the administration of consumer bankruptcy and proposal restructuring proceedings.

Substantially all of the Bank’s Personal and Commercial deposits sourced through these channels are eligible for CDIC insurance. Deposits held in VersaBank USA are eligible for FDIC insurance.

FY 2024 vs FY 2023

Deposits increased 17% to $4.1 billion due primarily to:

Higher personal deposits attributable to VersaBank increasing activity in its broker market network to fund balance sheet growth;
Higher commercial deposits attributable to an increase in the volume of consumer and commercial bankruptcy and proposal restructuring proceedings in the current year; and,
Incremental deposits through the acquisition of VersaBank USA.

VersaBank – Annual 2024 MD&A

The table below presents a summary of the Bank’s deposit portfolio by maturity, excluding accrued interest at October 31, 2024, as well as for 2023:

			2024
	Within 3	3 months to	1 year to	2 years to	Over
(thousands of Canadian dollars)	months	1 year	2 years	5 years	5 years	Total

Commercial deposits	$743,783	$-	$-	$-	$-	$743,783
Personal deposits	440,118	1,749,894	494,866	639,058	-	3,323,936
	$1,183,901	$1,749,894	$494,866	$639,058	$-	$4,067,719

			2023
	Within 3	3 months to	1 year to	2 years to	Over
(thousands of Canadian dollars)	months	1 year	2 years	5 years	5 years	Total

Commercial deposits	$619,014	$-	$-	$-	$-	$619,014
Personal deposits	339,339	1,461,075	433,205	618,569	-	2,852,188
	$958,353	$1,461,075	$433,205	$618,569	$-	$3,471,202

Subordinated Notes Payable

(thousands of Canadian dollars)
	October 31	October 31
	2024	2023

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million,fixed effective interest rate of 5.38%, maturing May 2031. The fixed rate applies only until May 1, 2026, at which point the obligation switches to floating rate and the notes are redeemable by the Bank, subject to regulatory approval.	$102,503	$101,931

Issued March 2019, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million, fixed effective interest rate of 10.41%, maturing March 2029.	-	4,919

	$102,503	$106,850

Subordinated notes payable, net of issue costs, were $102.5 million as at October 31, 2024, compared with $106.9 million a year ago. The year-over-year trend was a function primarily attributable to the change in the USD/CAD foreign exchange spot rate related to the US $75.0 million subordinated note, offset by the Bank redeeming its $5.0 million, unsecured, non-viability contingent capital compliant, subordinate note payable on April 30, 2024, using the Bank’s general funds.

VersaBank – Annual 2024 MD&A

Shareholders’ Equity

Shareholders’ equity at October 31, 2024 increased to $399.2 million from $377.2 million a year ago. The increase was primarily due to higher retained earnings attributable to net income earned over the course of the year, offset partially by the payment of dividends.

The summary of the Bank’s issued and outstanding share capital is as follows:

(thousands of Canadian dollars)
	2024		2023
	Shares	Amount	Shares	Amount

Common shares:

Balance, beginning of the year	25,964,424	$214,824	27,245,782	$225,982
Options exercised during the year	38,153	786	40,000	280
Purchased and cancelled during the year	-	-	(1,321,358)	(11,438)

Outstanding, end of year	26,002,577	$215,610	25,964,424	$214,824

Series 1 preferred shares:
Balance, beginning of the year	1,461,460	$13,647	1,461,460	$13,647
Redemption of preferred shares	(1,461,460)	(13,647)	-	-

Outstanding, end of year	-	$-	1,461,460	$13,647

Total share capital		$215,610		$228,471

On August 5, 2022, the Bank received approval from the Toronto Stock Exchange (“TSX”) to proceed with a Normal Course Issuer Bid (“NCIB”) for its common shares. On September 21, 2022, the Bank received approval from the Nasdaq to proceed with a NCIB for its common shares. Pursuant to the NCIB, VersaBank was authorized to purchase for cancellation up to 1,700,000 of its common shares representing approximately 9.54% of its public float. VersaBank’s directors and management believed that the market price of VersaBank’s common shares did not reflect the value of the business and the future prospects of same, and further, reflected a material discount to book value and as such the purchase of common shares for cancellation at such time was a prudent corporate measure and represented an attractive investment for the Bank.

The Bank was eligible to make purchases commencing on August 17, 2022 and the NCIB was terminated on August 16, 2023. The purchases were made by VersaBank through the facilities of the TSX and alternate trading systems and the Nasdaq in accordance with the rules of the TSX and such alternate trading systems and the Nasdaq, as applicable, and the prices that VersaBank paid for the Common Shares was at the market price of such shares at the time of acquisition. VersaBank made no purchases of Common Shares other than open market purchases. All shares purchased under the NCIB were cancelled.

VersaBank – Annual 2024 MD&A

During the current year, the Bank issued 38,153 Common Shares for proceeds of $607,000 related to stock options that were exercised in the current year. No common shares were purchased for the year ended October 31, 2024. For the year ended October 31, 2023, the Bank purchased and cancelled 1,321,358 Common Shares for $13.3 million, reducing the Bank’s Common Share value by $11.4 million and retained earnings by $1.9 million. In the same period, the Bank issued 40,000 Common Shares for proceeds of $280,000 related to stock options that were exercised in the period.

The Bank’s book value per common share at October 31, 2024, was $15.35 compared with $14.00 at October 31, 2023. The increase was due primarily to higher retained earnings attributable to net income earned in fiscal 2024 as well as a lower number of common shares outstanding due the purchase and cancellation of common shares in 2023 pursuant to the Bank’s NCIB, offset partially by the payment of dividends.

See note 14 to the Consolidated Financial Statements for additional information relating to share capital.

Stock-Based Compensation

The Bank has a stock option plan for its employees and officers. Options are granted at an exercise price set at the closing market price of the Bank’s common shares on the day preceding the date on which the option is granted and are exercisable within five years of issue. Options are usually granted with graded vesting terms. One third vests on the first anniversary of the grant date, one third vests on the second anniversary of the grant date and one third vests on the third anniversary of the grant date.

	2024		2023
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, beginning of period	874,393	$15.90	965,766	$15.53
Granted	-	-	1,500	15.90
Exercised	(38,153)	15.90	(40,000)	7.00
Forfeited/cancelled	(17,115)	15.90	(52,873)	15.90
Expired	-	-	-	-

Outstanding, end of period	819,125	$15.90	874,393	$15.90

For the year ended October 31, 2024, the Bank recognized stock-based compensation expense of $348,000 (2023 - $901,000) related to the estimated fair value of options granted. During the current year, the Bank issued 38,153 Common Shares for proceeds of $607,000 related to stock options there were exercised in the current year.

VersaBank – Annual 2024 MD&A

Updated Share Information

As at December 8, 2024, there were no changes since October 31, 2024, in the number of common shares.

Derivative instruments

At October 31, 2024, the Bank had an outstanding contract established for asset liability management purposes to swap between fixed and floating interest rates with an amortizing notional amount currently totaling $22.0 million (October 31, 2023 - $20.8 million), of which $22.0 million (October 31, 2023 - $20.8 million) qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market. The maturity date of the amortizing interest rate swap is March 1, 2034. At October 31, 2024, fair value of $19,000 (October 31, 2023 - $1.5 million) relating to this contract was included in other assets and the offsetting amount included in the carrying values of the assets to which they relate. Approved counterparties are limited to major Canadian chartered banks. The carrying amount of the hedged item recognized in the loans was $22.4 million. The accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item is $1.1 million (October 31, 2023 - $955,000).

As of October 31, 2024, the Bank utilized a foreign exchange forward contract to mitigate foreign exchange risk on its net investments in VersaBank USA. This hedging strategy is aimed at minimizing foreign exchange risk related to fluctuations between the VersaBank’s functional currency, CAD, and the foreign currency of its net investment, USD. Changes in the fair value of the foreign exchange forward contract, attributable to the effective portion of the hedge, is recognized in other comprehensive income, while the ineffective portion, if any, is recorded in profit or loss. As of October 31, 2024, the outstanding foreign exchange forward contract had a notional value of USD $66.0 million and a fair value of $1,000 (asset), hedging a portion of the USD $97.0 million investment in VersaBank USA. For the reporting period, a loss of $13,000 was recognized in other comprehensive income, representing the effective portion of the hedge. Since there was no hedge ineffectiveness, there was no impact on profit or loss from this hedge. The hedge was assessed as highly effective, supporting the Bank’s risk management strategy to stabilize the financial impact of foreign exchange movements.

Off-Balance Sheet Arrangements

At October 31, 2024, the Bank had an outstanding contract established for asset liability management purposes to swap between fixed and floating interest rates with an amortizing notional amount totaling $22.0 million (October 31, 2023 - $20.8 million), of which $22.0 million (October 31, 2023 - $20.8 million) qualified for hedge accounting. The Bank enters interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market. The maturity date of the amortizing interest rate swap is March 1, 2034.

VersaBank – Annual 2024 MD&A

As of October 31, 2024, the Bank utilized a foreign exchange forward contract to mitigate foreign exchange risk on its net investments in VersaBank USA. This hedging strategy is aimed at minimizing foreign exchange risk related to fluctuations between the VersaBank’s functional currency, CAD, and the foreign currency of its net investment, USD. Changes in the fair value of the foreign exchange forward contract, attributable to the effective portion of the hedge, is recognized in other comprehensive income, while the ineffective portion, if any, is recorded in profit or loss. As of October 31, 2024, the outstanding foreign exchange forward contract had a notional value of USD $66.0 million and a fair value of $1,000 (asset), hedging a portion of the USD $97.0 million investment in VersaBank USA.

Commitments and Contingencies

The amount of credit related commitments represents the maximum amount of additional credit that the Bank could be obliged to extend. Under certain circumstances, the Bank may cancel loan commitments at its option. Letters of credit amounts are not necessarily indicative of the associated credit risk exposure as many of these secured arrangements are contracted for a limited period of time and will expire or terminate without being drawn upon.

(thousands of Canadian dollars)	2024	2023

Loan commitments	$635,433	$405,426
Letters of credit	65,671	75,963
	$701,104	$481,389

Contractual Obligations

At October 31, 2024, the Bank had the following scheduled principal repayments of financial liabilities.

	2024
		Less than			Over
(thousands of Canadian dollars)	Total	1 Year	1-2 Years	2-5 Years	5 Years
Deposits	$4,144,673	$3,010,749	$494,866	$639,058	$-
Cash reserves on loan and lease receivables	171,208	171,208	-	-	-
Subordinated notes payable	102,503	-	-	-	102,503
Accounts payable	10,752	10,752	-	-	-
Cash collateral and amounts held in escrow	6,076	6,076	-	-	-
Current income tax liability	893	893	-	-	-
Lease obligations	3,035	725	530	1,624	156
Deferred income tax liability	141	24	24	72	21
	$4,439,281	$3,200,427	$495,420	$640,754	$102,680

Related Party Transactions

The Bank’s related parties include members of the Board of Directors and Senior Executive Officers represented as key management personnel and significant minority shareholders. See note 22 to the Consolidated Financial Statements for more information on transactions entered into with, and the compensation of key management personnel.

VersaBank – Annual 2024 MD&A

Acquisition of Stearns Bank Holdingford N.A.

On August 30, 2024 the Bank, through its wholly-owned US subsidiary VersaHoldings US Corp., acquired 100% of the outstanding shares of shares of Minnesota-based Stearns Bank Holdingford N.A. ("SBH"), a privately held, wholly-owned subsidiary of Stearns Financial Services Inc. based in St. Cloud, Minnesota, for cash consideration of US$14.1 million (CA$19.0 million). SBH is a fully operational, OCC (Office of the Comptroller of the Currency)-chartered national bank, focused on small business lending. The acquisition follows the approval for acquisition received in June 2024 from OSFI, as well as the US’s OCC and the US Federal Reserve.

Upon the close of the share acquisition of SBH, the Bank acquired approximately US$68.4 million (CA$92.3 million) in assets and assumed approximately US$54.3 million (CA$73.3 million) in deposits and other liabilities and renamed SBH as VersaBank USA. The acquisition will provide the Bank with access to US deposits to support the growth of its Receivable Purchase Program business. The acquisition is expected to be accretive to the Bank’s earnings per share within the first year after closing; and, VersaBank USA was well capitalized, as per the OCC’s definition of same, with a Total Capital ratio in excess of 10% as at August 30, 2024.

In furtherance of the Bank’s strategic initiatives and in light of US regulatory requirements, management has expressed an intention to divest DRTC, which operates within the financial technology industry. Discussions with potential buyers are currently underway. As of October 31, 2024, the subsidiary has not been classified as "held for sale" in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, because certain criteria for such classification have not yet been met. Specifically, the sale is not expected to be completed within the next 12 months, and the subsidiary continues to be integral to the Bank’s operations. Management will continue to evaluate the status of the divestiture and will reclassify the subsidiary as "held for sale" once all IFRS 5 criteria are satisfied.

In connection with the potential divestiture of DRTC, certain members of management hold convertible preferred shares in DRTC. In accordance with the by-laws of DRTC, the convertible preferred shares will convert automatically, upon a change of control event, into an aggregate 28% common share ownership stake in DRTC.

VersaBank – Annual 2024 MD&A

The following table summarizes the preliminary fair value of the assets acquired and liabilities assumed on acquisition:

(thousands of Canadian dollars)
Asset and liabilities acquired at fair value	August 30, 2024

Cash	$6,900
Securities	4,366
Loans	71,559
Fixed asset	314
Prepaid expenses and other	7
Intangible asset	2,592
Goodwill	6,555
Deposits	(73,238)
Accounts payable and other	(39)

$19,016

Intangible asset reflects the value of the customer deposit base acquired, which has been assessed to have a useful life of 10 years. Goodwill primarily reflects the value of obtaining an OCC charter national bank licence and the value of future growth prospects and expected business synergies realized as a result of combining the acquired business with the Bank’s existing Receivable Purchase Program business in Canada.

For the year ended October 31, 2024, VersaBank USA contributed $1.4 million and $465,000 to the Bank’s net-interest income and net income respectively.

The costs associated with the acquisition of SBH totaling $5.7 million were spread across fiscal 2022, 2023 and 2024. These costs were included in the Bank’s non-interest expense in the respective fiscal years.

VersaBank – Annual 2024 MD&A

Results of Operating Segments

(thousands of Canadian dollars)
for the year ended	October 31, 2024					October 31, 2023
	Digital Banking	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated
	Canada	USA		Adjustments		Canada		Adjustments
Net interest income	$101,263	$1,392	$-	$-	$102,655	$100,051	$-	$-	$100,051
Non-interest income	698	1	9,638	(1,359)	8,978	540	9,698	(1,654)	8,584
Total revenue	101,961	1,393	9,638	(1,359)	111,633	100,591	9,698	(1,654)	108,635

Provision for (recovery of) credit losses	(134)	(134)	-	-	(268)	609	-	-	609
	102,095	1,527	9,638	(1,359)	111,901	99,982	9,698	(1,654)	108,026

Non-interest expenses:
Salaries and benefits	26,523	437	5,824	-	32,784	25,382	6,046	-	31,428
General and administrative	18,324	365	1,839	(1,359)	19,169	15,140	1,565	(1,654)	15,051
Premises and equipment	3,292	105	1,758	-	5,155	2,462	1,440	-	3,902
	48,139	907	9,421	(1,359)	57,108	42,984	9,051	(1,654)	50,381

Income (loss) before income taxes	53,956	620	217	-	54,793	56,998	647	-	57,645

Income tax provision	14,860	155	30	-	15,045	15,867	(384)	-	15,483

Net income (loss)	$39,096	$465	$187	$-	$39,748	$41,131	$1,031	$-	$42,162

Total assets	$4,602,360	$226,319	$28,118	$(18,313)	$4,838,484	$4,190,876	$26,443	$(15,709)	$4,201,610

Total liabilities	$4,343,878	$90,716	$30,265	$(25,578)	$4,439,281	$3,818,412	$28,788	$(22,748)	$3,824,452

Digital Banking Operations Canada

FY 2024 vs FY 2023

Digital Banking Operations Canada net income decreased 5% year-over-year to $39.1 million, primarily as a function of higher non-interest expense offset partially by higher revenue and recovery of credit losses. The increase in revenue was driven primarily by loan growth, as well as the redeployment of available cash into higher yielding, low risk securities, and a favourable fair value interest rate swap adjustment, offset partially by higher interest expense attributable to higher deposit balances and higher cost of funds, both which also reflected a one-time impact associated with the preparation to fund the capital requirements of VersaBank USA, temporarily dampened net interest margin. The increase in non-interest expense was due to higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank, and one-time expenses and adjustments associated with the acquisition of SBH, incentive awards related to specific performance-based milestones, adjustments related to the write down of fixed assets and a deferred tax adjustment. Normalizing for the after-tax impact related to the one-time items noted above of approximately $5.2 million, would reflect a normalized net income of $44.3 million.

Digital Banking Operations USA

FY 2024 vs FY 2023

For the year ended October 31, 2024, VersaBank USA contributed $1.4 million and $465,000 to the Bank’s net-interest income and net income respectively.

VersaBank – Annual 2024 MD&A

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

FY 2024 vs FY 2023

DRTC net income decreased to $187,000 from $1.0 million last year. The decrease was due primarily to higher business development expenses and professional fees to support expanded business activity and activity to support SOC2 Type 1 compliance. This was partially offset by increased revenue driven primarily by higher client engagements.

Capital Management and Capital Resources

Capital Management

The Bank’s policy is to maintain a strong capital base to maintain investor, creditor and market confidence, as well as to support future growth and development of the business. The impact of the level of capital on shareholders’ return is an important consideration and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security afforded by a more robust capital position.

The Bank operates as a Schedule 1 bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions Canada (“OSFI”). Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Bank’s Board of Directors. The Bank’s objective, in this context, is to maintain adequate regulatory capital for the Bank to be considered well capitalized, protect consumer deposits and provide capacity to support organic growth, as well as to capitalize on strategic opportunities that do not otherwise require accessing the public capital markets, all the while providing a satisfactory return to shareholders. Regulatory capital is comprised of the qualifying amount of subordinated notes, share capital, retained earnings and net after-tax unrealized gains and losses on fair value through other comprehensive income securities. Consistent with capital adequacy guidelines issued by OSFI, the Bank has implemented an internal capital adequacy assessment process (ICAAP) with the objective of ensuring that capital levels remain adequate in relation to the Bank’s current and future business and risks.

VersaBank – Annual 2024 MD&A

The table below presents the Bank’s regulatory capital position, risk-weighted assets and regulatory capital and leverage ratios for the current and comparative periods.

(thousands of Canadian dollars)
	October 31	October 31
	2024	2023	Change

Common Equity Tier 1 capital	$373,503	$350,812	6%

Total Tier 1 capital	$373,503	$364,459	2%

Total Tier 2 capital	$107,673	$111,546	(3%)

Total regulatory capital	$481,176	$476,005	1%

Total risk-weighted assets	$3,323,595	$3,095,092	7%
Capital ratios
CET1 capital ratio	11.24%	11.33%	(1%)
Tier 1 capital ratio	11.24%	11.78%	(5%)
Total capital ratio	14.48%	15.38%	(6%)
Leverage ratio	7.38%	8.30%	(11%)

OSFI requires banks to measure capital adequacy in accordance with its guidelines for determining risk-adjusted capital and risk-weighted assets including off-balance sheet credit instruments. The Bank currently uses the Standardized Approach to calculate risk-weighted assets for both credit and operational risk. Under the Standardized Approach for credit risk, each asset type is assigned a risk weight ranging from 0% to 400% to determine the risk-weighted equivalent, or risk-weighted asset amounts for use in calculating the Bank’s risk-based capital ratios. Off-balance sheet assets, such as undrawn credit commitments, are included in the calculation of risk-weighted assets, and further, both the credit risk equivalent and the risk-weighted calculations are prescribed by OSFI. The Standardized Approach, as defined by Basel III, may require the Bank to carry more capital for certain credit exposures compared to requirements under the Advanced Internal Ratings-Based (“AIRB”) methodology. As a result, regulatory capital ratios of banks that utilize the Standardized Approach may not be directly comparable with the large Canadian banks and other international banks that utilize the AIRB methodology.

As at October 31, 2024, and 2023, the Bank was in compliance with all minimum capital ratios prescribed by OSFI.

VersaBank – Annual 2024 MD&A

The tables below present the Bank’s risk-weighted assets as at October 31, 2024, as well as for 2023, organized by asset type and risk weight assignment respectively:

As at October 31, 2024	Notional/drawn amount by asset type
						Risk
		Loans		Off -balance		Weighted
(thousands of Canadian dollars)	Cash	& securities	Other	sheet items	Total	Balance

Corporate	$-	$877,265	$-	$-	$877,265	$596,203
Sovereign	-	301,750	-	-	301,750	490
Bank	225,254	17,719	-	-	242,973	51,406
Retail residential mortgages	-	53,709	-	-	53,709	11,380
Other retail	-	3,284,973	-	-	3,284,973	2,344,199
Other items	-	-	77,814	65,671	143,485	82,531
Undrawn commitments	-	-	-	635,433	635,433	70,688
Operational risk ¹	-	-	-	-	-	166,698
Total	$225,254	$4,535,416	$77,814	$701,104	$5,539,588	$3,323,595

As at October 31, 2023	Notional/drawn amount by asset type
						Risk
		Loans		Off -balance		Weighted
(thousands of Canadian dollars)	Cash	& securities	Other	sheet items	Total	Balance

Corporate	$-	$917,854	$-	$-	$917,854	$709,486
Sovereign	-	171,934	-	-	171,934	799
Bank	132,242	17,730	-	-	149,972	33,327
Retail residential mortgages	-	82,333	-	-	82,333	19,256
Other retail	-	2,828,493	-	-	2,828,493	2,003,581
Other items	-	-	51,024	75,963	126,987	65,957
Undrawn commitments	-	-	-	405,426	405,426	130,003
Operational risk ¹	-	-	-	-	-	132,683
Total	$132,242	$4,018,344	$51,024	$481,389	$4,682,999	$3,095,092

¹ The charge for operational risk is determined using the Basic Indicator Approach as prescribed by OSFI.

VersaBank – Annual 2024 MD&A

As at October 31, 2024	Notional/drawn amount by risk weight
									Risk
									Weighted
(thousands of Canadian dollars)	0%	20-25%	30-35%	40-75%	80-100%	110-150%	400%	Total	Balance

Corporate	$-	$-	$126,380	$103,164	$519,088	$128,631	$-	$877,263	$596,203
Sovereign	299,300	2,450	-	-	-	-	-	301,750	490
Bank	-	225,254	17,719	-	-	-	-	242,973	51,406
Retail residential mortgages	-	50,108	3,601	-	-	-	-	53,709	11,380
Other retail	-	-	-	3,246,525	38,481	-	-	3,285,006	2,344,199
Other items	25,913	713	-	4,497	110,432	946	953	143,454	82,531
Undrawn commitments	-	-	-	-	635,433	-	-	635,433	70,688
Operational risk ¹	-	-	-	-	-	-	-	-	166,698
Total	$325,213	$278,525	$147,700	$3,354,186	$1,303,434	$129,577	$953	$5,539,588	$3,323,595

As at October 31, 2023	Notional/drawn amount by risk weight
									Risk
									Weighted
(thousands of Canadian dollars)	0%	20-25%	30-35%	40-75%	80-100%	110-150%	400%	Total	Balance

Corporate	$-	$-	$158,418	$203,992	$446,725	$108,719	$-	$917,854	$709,486
Sovereign	167,940	3,994	-	-	-	-	-	171,934	799
Bank	-	132,242	17,730	-	-	-	-	149,972	33,327
Retail residential mortgages	-	74,037	8,296	-	-	-	-	82,333	19,256
Other retail	-	-	-	2,816,511	11,981	-	-	2,828,492	2,003,581
Other items	15,900	713	-	4,310	105,315	750	-	126,988	65,957
Undrawn commitments	-	-	-	-	405,426	-	-	405,426	130,003
Operational risk ¹	-	-	-	-	-	-	-	-	132,683
Total	$183,840	$210,986	$184,444	$3,024,813	$969,447	$109,469	$-	$4,682,999	$3,095,092

¹ The charge for operational risk is determined using the Basic Indicator Approach as prescribed by OSFI.

Further, OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for purposes of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 (“CET1”) capital ratio, an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.5% capital conservation buffer.

As the Bank makes use of the Standardized Approach for credit risk as prescribed by OSFI, it may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach.

The year-over-year trends exhibited by VersaBank’s reported regulatory capital levels, regulatory capital ratios and leverage ratios were a function primarily of retained earnings growth, the purchase and cancellation of common shares through the Bank’s NCIB and changes to the Bank’s risk-weighted asset balances and composition.

Leverage Ratio

The leverage ratio is a supplementary measure that is prescribed under the Basel III Accord and is defined as the ratio of Tier 1 capital to total exposures. OSFI requires all financial institutions to maintain a leverage ratio of 3% or greater at all times.

At October 31, 2024, the Bank exceeded all of the minimum Basel III regulatory capital requirements set out above.

VersaBank – Annual 2024 MD&A

Liquidity

The Consolidated Statement of Cash Flows for the year ended October 31, 2024, shows cash provided by operations of $272.7 million compared to cash provided by operations of $94.7 million a year ago. The current year trend was a function primarily of inflows from operations and deposits raised exceeding the timing of cash outflows to fund loans. The comparative period trend was a function primarily of cash outflows to fund loans exceeding cash inflows from deposits raised. Based on factors such as liquidity requirements and opportunities for investment in loans and securities, the Bank may manage the amount of deposits it raises and loans it funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. The Bank will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by closely managing its flow of deposit raising activities.

Capital Resources

The operations of the Bank are not dependent upon significant investments in capital assets to generate revenue.

Summary of Quarterly Results

(thousands of Canadian dollars
except per share amounts)	2024				2023
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Results of operations:
Interest income	$73,238	$71,646	$71,243	$69,292	$66,089	$60,089	$53,595	$49,561
Yield on assets (%)	6.23%	6.40%	6.66%	6.47%	6.40%	6.19%	6.05%	5.78%
Interest expense	48,337	46,702	45,001	42,724	39,850	35,160	28,986	25,287
Cost of funds (%)	4.11%	4.17%	4.21%	3.99%	3.86%	3.62%	3.27%	2.95%
Net interest income	24,901	24,944	26,242	26,568	26,239	24,929	24,609	24,274
Net interest margin (%)	2.12%	2.23%	2.45%	2.48%	2.54%	2.57%	2.78%	2.83%
Net interest margin on loans (%)	2.34%	2.41%	2.52%	2.63%	2.69%	2.69%	2.99%	3.03%
Non-interest income	2,384	2,052	2,259	2,283	2,934	1,930	2,076	1,644
Total revenue	27,285	26,996	28,501	28,851	29,173	26,859	26,685	25,918
Provision for (recovery of) credit losses	(156)	(1)	16	(127)	(184)	171	237	385
Non-interest expenses	19,365	13,534	12,185	12,024	12,441	12,879	12,726	12,335
Efficiency ratio	71%	50%	43%	42%	43%	48%	48%	48%
Efficiency ratio - Digital Banking	70%	46%	38%	40%	45%	43%	43%	42%
Tax provision	2,560	3,758	4,472	4,255	4,437	3,806	3,459	3,781
Net income	$5,516	$9,705	$11,828	$12,699	$12,479	$10,003	$10,263	$9,417
Income per share
Basic	$0.20	$0.36	$0.45	$0.48	$0.47	$0.38	$0.38	$0.34
Diluted	$0.20	$0.36	$0.45	$0.48	$0.47	$0.38	$0.38	$0.34
Return on average common equity	5.28%	9.63%	12.36%	13.41%	13.58%	11.15%	12.07%	10.79%
Return on average total assets	0.45%	0.85%	1.08%	1.16%	1.19%	1.00%	1.13%	1.07%

The financial results for each of the last eight quarters are summarized above. Key drivers of the quarter- over-quarter performance trends for the current reporting period were:

Lending asset growth attributable to growth in the POS/RPP Financing portfolio and the incremental lending assets attributable to the acquisition of VersaBank USA;

VersaBank – Annual 2024 MD&A

Lower NIM attributable primarily to lower yields earned on the Bank’s lending assets and higher cost of funds (with higher cost of funds over the most recent 12 months due largely to higher rates on term deposits);

Recovery of credit losses attributable primarily to general credit performance and changes in the forward-looking information used in the Bank’s credit risk models offset partially by higher lending balances and changes in the Bank’s lending asset mix; and,

Higher non-interest expense attributable primarily to higher salaries and benefits and higher general operating expenses to support increase operating activities, as well as one-time costs incurred associated with the acquisition of SBH, incentive awards related to specific performance-based milestones, and adjustments related to write down of fixed assets.

Fourth Quarter Fiscal 2024 Review

Net Income

Net income for the quarter was $5.5 million, or $0.20 per common share (basic and diluted) compared with $9.7 million, or $0.36 per common share (basic and diluted), for the third quarter of fiscal 2024 and $12.5 million, or $0.47 per common share (basic and diluted), for the same period a year ago. The quarter-over-quarter trend was a function primarily of one-time expenses primarily attributable to the acquisition of VersaBank USA in the current quarter, offset partially by higher revenues and a higher recovery of credit losses. The year-over-year trend was a function primarily of lower revenues and one-time expenses primarily attributable to the acquisition of VersaBank USA in the current quarter. The one-time items, tax effected, were approximately $4.5 million and were related to the impact associated with the preparation to fund the capital requirements of VersaBank USA, temporarily dampened net interest margin, higher non-interest expenses associated with the acquisition of SBH, incentive awards related to specific performance-based milestones, adjustments related to write down of fixed assets and a deferred tax adjustment in the current quarter. Normalizing for these one-time items would reflect a net income of $10.0 million or EPS of $0.38.

Total Revenue

Total revenue for the quarter was $27.3 million, an increase of 1% from $27.0 million for the third quarter of fiscal 2024 and a decrease of 6% from $29.2 million for the same period a year ago. The quarter-over-quarter trend was a function primarily of higher gross profit generated by DRTC. The year-over-year trend was a function primarily of lower net interest income and lower non-interest income attributable to lower gross profit generated by DRTC.

Net Interest Income

Net interest income for the quarter was $24.9 million, unchanged from $24.9 million for the third quarter of fiscal 2024 and a decrease of 5% from $26.2 million for the same period a year ago. The quarter-over-quarter and year-over-year results were a function primarily of higher interest expense attributable to higher deposit balances and higher cost of funds consistent with the higher interest rate environment observed during the majority of fiscal 2024, offset partially by higher interest income attributable to lending asset growth, higher yields earned on floating rate lending assets attributable to higher interest rates and the redeployment of available cash into higher yielding, low risk securities.

VersaBank – Annual 2024 MD&A

Net Interest Margin

Net interest margin (or spread) for the quarter was 2.12% compared with 2.23% for the third quarter of fiscal 2024 and 2.54% for the same period a year ago. The quarter-over-quarter and year-over-year decreases were a function primarily of lower yields on the POS/RPP Financing portfolio due to an atypically inverted yield curve adversely affecting POS asset margins, which was exacerbated by the strong growth in the POS portfolio, lower CRE lending asset balance and the impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed, higher cost of funds due to elevated rates on term deposits experienced periodically over the course of the year, and the Bank maintaining higher than typical cash balances during the latter half of fiscal 2024 related to the acquisition and capital investment in VersaBank USA. The Bank’s NIM remains amongst the highest of the publicly traded Canadian Schedule 1 banks.

Provision for Credit Losses

VersaBank recorded a recovery of credit losses and PCL ratio for the quarter in the amounts of $156,000 and -0.01%, respectively, compared with a recovery of credit losses and PCL ratio of $1,000 and 0.00% respectively for the third quarter of fiscal 2024 and a recovery of credit losses and PCL ratio of $184,000 and -0.02% respectively for the same period a year ago. The current quarter-over-quarter and year-over-year trends were a function primarily of changes in the Bank’s lending asset mix with higher insured lending assets along with decreases in non-insured lending assets offset partially by a provision for credit losses on the Bank’s POS/RPP Financing portfolio attributable to management recalibrating the portfolio’s static, legacy loss rate floor to align more closely with empirical loss rate data and general credit performance.

Non-Interest Expenses

Non-interest expenses for the quarter were $19.4 million compared with $13.5 million for the third quarter of fiscal 2024 and $12.4 million for the same period a year ago. The quarter-over-quarter and year-over-year trends were a function primarily of higher salary and benefits amounts resulting from higher staffing levels and general operating expenses to support expanded business activity, higher capital tax obligation this year due to a significant recovery in the prior year and one-time expenses and adjustments in the current quarter. The Bank incurred one-time expenses of $3.3 million, associated with the acquisition of SBH, incentive awards related to specific performance-based milestones, and adjustments related to write down of fixed assets. Adjusting for these non-core, one-time expenditures and adjustments would result in a normalized non-interest expense of $16.1 million.

VersaBank – Annual 2024 MD&A

Income Taxes

Provision for income taxes for the quarter was $2.6 million compared with $3.8 million for the third quarter of fiscal 2024 and $4.4 million for the same period a year ago. The quarter-over-quarter and year-over-year trends were a function primarily of a decrease in the Bank’s earnings and adjustments to the deferred tax asset.

Critical Accounting Policies and Estimates

Significant accounting policies are detailed in note 3 of the Bank’s 2024 Consolidated Financial Statements. There has been no change in accounting policies nor any significant new policies adopted during the current year, except for the inclusion of derivative instruments and hedge accounting policy in relation to the foreign currency forward contract that was entered into in the current year.

In preparing these Consolidated Financial Statements, management has exercised judgment and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Areas where judgement was applied include assessing significant increases in credit risk on financial assets since initial recognition and in the selection of relevant forward-looking information. Estimates are applied in the determination of the purchase price allocation associated with the acquisition of Stearns Bank Holdingford N.A., allowance for expected credit losses on financial assets, the fair value of stock options granted, the fair value of derivatives, the impairment test applied to intangible assets and goodwill, the measurement of deferred income taxes and the revaluation of fixed assets. It is reasonably possible, on the basis of existing knowledge, that actual results may vary from those expected in the development of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are known. The policies discussed below are considered to be particularly significant as they require management to make estimates or judgements, some of which may relate to matters that are inherently uncertain.

Financial Instruments

Classification and Measurement

Under IFRS 9, all financial assets, with the exception of equity and derivatives, must be classified at initial recognition as a function of the financial asset’s contractual cash flow characteristics and the business model under which the financial asset is managed. These financial assets are initially measured at fair value, and are classified and subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income. Financial assets are required to be reclassified when the business model under which they are managed has changed. Any reclassifications are applied prospectively from the reclassification date. All financial liabilities are measured at amortized cost unless elected otherwise.

VersaBank – Annual 2024 MD&A

Debt instruments

Financial assets that are debt instruments are categorized into one of the following measurement categories:

amortized cost;
fair value through other comprehensive income (“FVOCI”); and, fair value through profit and loss (“FVTPL”).

The characterization of a debt instrument’s cashflows is determined through a solely payment of principal and interest (“SPPI”) test. The SPPI test is conducted to identify whether the contractual cash flows of a debt instrument are in fact solely payments of principal and interest and are consistent with a basic lending arrangement. In the context of the SPPI test, “Principal” is defined as the fair value of the debt instrument at origination or initial recognition, which may change over the life of the instrument as a function of a number of variables including principal repayments, prepayments, or amortization of a premium/discount. In the context of the SPPI test “Interest” is defined as the consideration for the time value of money and credit risk. The rationale for the SPPI test is to ensure that debt instruments that include structural features that are incongruent with a basic lending arrangement, such as conversion options, are classified as and measured at FVTPL.

The Bank’s loans are categorized and measured as amortized cost. Debt instruments with contractual cash flows that meet the SPPI test and are managed on a hold to collect basis are measured at amortized cost. These financial instruments are recognized initially at fair value plus direct and incremental transaction costs, and are subsequently measured at amortized cost, using the effective interest rate method, net of an allowance for credit losses. The effective interest rate is the rate that discounts estimated future cashflows through the expected life of the instrument to the gross carrying amount of the instrument. Amortized cost is calculated as a function of the effective interest rate, taking into account any discount or premium on acquisition, transaction costs and fees. Amortization of these costs is included in interest income in the consolidated statement of income.

The Bank’s securities are measured at fair value and categorized as FVOCI.

Equity instruments

Equity instruments are measured at fair value and categorized as FVTPL unless an irrevocable designation is made at initial recognition to categorize as FVOCI. Gains or losses from changes in the fair value of equity financial instruments designated at FVOCI, including any related foreign exchange gains or losses, are recognized in other comprehensive income (“OCI”). Amounts recognized in OCI are not to be subsequently reclassed to profit or loss, with the exception of dividends. Dividends received are recorded in non-interest income in the consolidated statement of income. Cumulative gains or losses upon derecognition of the equity instrument will be transferred within equity from accumulated OCI to retained earnings.

The Bank has categorized its investment in Canada Stablecorp Inc. as FVOCI and it is recorded at fair value.

VersaBank – Annual 2024 MD&A

Allowance for Expected Credit Losses

The Bank maintains an allowance for expected credit losses (“ECL”) that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. The Bank’s allowance for expected credit losses is estimated using the ECL methodology and is comprised of expected credit losses recognized on all financial assets that are debt instruments, classified either as amortized cost or as FVOCI, and on all loan commitments and financial guarantees that are not measured at FVTPL.

Expected credit losses represent unbiased and probability-weighted estimates that are modeled as a function of a range of possible outcomes as well as the time value of money, and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions, or more specifically forward-looking information (“FLI”) (see Forward-Looking Information below).

The Bank’s ECL or impairment model estimates 12 months of expected credit losses for performing loans that have not experienced a significant increase in credit risk, (“SICR”) since initial recognition. Additionally, the ECL model estimates lifetime expected credit losses on performing loans that have experienced a SICR since initial recognition. Further, individual allowances are estimated for loans that are determined to be credit impaired.

Loans or other financial instruments that have not experienced a SICR since initial recognition are designated as stage 1, while loans or financial instruments that have experienced a SICR since initial recognition are designated as stage 2, and loans or other financial instruments that are determined to be credit impaired are designated as stage 3. Subsequent to the initial stage designation, the Bank’s loans or other financial instruments may transfer between stages due to these loans or financial instruments experiencing a significant change in credit risk.

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition. The determination of a SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap. Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition.

With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of a loan or other financial instrument has increased since initial recognition when contractual payments are more than 30 days delinquent. The Bank chose to use 60 days delinquency as an appropriate indicator of increased credit risk as it serves as a stable early warning indicator that the cashflows associated with the loan or other financial instrument under consideration may be uncertain and may not be realized by the Bank under the contractual repayment terms.

VersaBank – Annual 2024 MD&A

Expected credit loss model – Estimation of expected credit losses

Expected credit losses are an estimate of a loan’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows that are due to the Bank and the cash flows that the Bank actually expects to receive. The ECL calculation is a function of the credit risk parameters; probability of default, loss given default, and exposure at default associated with each loan, sensitized to future market and macroeconomic conditions through the incorporation of FLI derived from multiple economic forecast scenarios, including baseline, upside, and downside scenarios.

For clarity:

The probability of default (“PD”) for a loan or a financial instrument is an estimate of the likelihood of default of that instrument over a given time horizon;
The loss given default (“LGD”) for a loan or financial instrument is an estimate of the loss arising in the case where a default of that instrument occurs at a given time or over a given period; and,
The exposure at default (“EAD”) for a loan or financial instrument is an estimate of the Bank’s exposure derived from that instrument at a future default date.

The Bank’s ECL model develops contractual cashflow profiles for loans as a function of a number of underlying assumptions and a broad range of input variables. The expected cashflow schedules are subsequently derived from the contractual cashflow schedules, adjusted for incremental default amounts, forgone interest, and recovery amounts. The finalized contractual and expected cashflow schedules are subsequently discounted at the effective interest rate to determine the expected cash shortfall or expected credit losses for each individual loan or financial instrument.

Individual allowances are estimated for loans or other financial instruments that are determined to be credit impaired and that have been designated as stage 3. A loan or other financial instrument is classified as credit impaired when the Bank becomes aware that, before taking into consideration collateral or credit enhancements, all of, or a portion of the contractual cashflows associated with the loan or other financial instrument may be impacted and as a result may not be realized by the Bank under the repayment schedule set out in the contractual terms associated with the loan or other financial instrument. Loans or other financial instruments for which interest or principal is contractually past due 90 days are automatically recognized as stage 3, however in estimating expected credit losses for stage 3 loans or other financial instruments, management takes into consideration whether the loan or other financial instrument is fully secured or is in the process of collection and whether collection efforts are reasonably expected to result in repayment of the loan or other financial instrument. The ECL model requires the recognition of credit losses based on 12 months of expected losses for performing loans which is reflected in the Bank’s stage 1 grouping. The Bank recognizes lifetime expected losses on loans that have experienced a significant increase in credit risk since origination which is reflected in the Bank’s stage 2 grouping. Impaired loans require recognition of lifetime losses and are reflected in the Bank’s stage 3 grouping.

VersaBank – Annual 2024 MD&A

Forward-Looking Information

IFRS 9 requires consideration of past events, current market conditions and reasonable, supportable information about future economic conditions that is available without undue cost and effort in the estimation of the expected credit losses for loans or other financial instruments. More specifically, under IFRS 9 expected credit losses represent an unbiased, probability-weighted estimate of the present value of cash shortfalls (i.e., the weighted average of credit losses, with the respective risks of a default occurring in a given time period used as the weights). Additionally, IFRS 9 stipulates that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. The estimation and application of forward-looking information in an attempt to capture the impact of future economic conditions requires judgement.

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop PD and LGD term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider, for the purpose of computing forward-looking risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing forward looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios comprised of baseline, upside, and downside scenarios in order to mitigate volatility in the estimation of expected credit losses as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios. The weighted average of the individual, sensitized PD and LGD values that comprise each individual term structure forecast is subsequently computed to define unbiased PD and LGD term structure forecasts, which in turn are applied as inputs to the Bank’s internal ECL model in the estimation of expected credit losses for the Bank’s loans. Macroeconomic indicator data derived from the baseline, upside and downside scenarios referenced above is also utilized in the development of credit risk parameter proxy datasets and applied to the Bank’s consumer loan and small and medium enterprise (“SME”) loan portfolios.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the price of oil, and the S&P/TSX Index. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

VersaBank – Annual 2024 MD&A

Modified Financial Instruments

If the terms of a financial instrument are modified or an existing financial instrument is replaced with a new one, an assessment is made to determine if the financial instrument should be derecognized.

Where the modification does not result in derecognition, the date of origination continues to be used to determine SICR. Where modification results in derecognition, the modified financial instrument is considered to be a new instrument.

Fair value of financial instruments

Estimates of fair value are developed using a variety of valuation methods and assumptions. The Bank follows a fair value hierarchy to categorize the inputs used to measure fair value for its financial instruments. The fair value hierarchy is based on quoted prices in active markets (Level 1), models using inputs other than quoted prices but with observable market data (Level 2), or models using inputs that are not based on observable market data (Level 3).

Valuation models may require the use of inputs, transaction values derived from models and input assumptions sourced from pricing services. Valuation inputs are either observable or unobservable. The Bank makes use of external, readily observable market inputs when available and may include certain prices and rates for shorter-dated Canadian yield curves and banker’s acceptances. Unobservable inputs may include credit spreads, probability of default and recovery rates.

Business Combinations

The Bank applied IFRS 3 Business Combinations in its accounting for the acquisition of Stearns Bank Holdingford N.A. as described in the Business Outlook - Potential acquisition of Stearns Bank Holdingford above and note 26 – Acquisitions in the Bank’s 2024 Consolidated Financial Statements, using the acquisition method. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration if applicable, at the acquisition date. Contingent consideration is a financial instrument and, as such, is remeasured each period thereafter with the adjustment recorded to acquisition-related fair value changes in the consolidated statements of income and comprehensive income. Acquisition-related costs are recognized as an expense in the income statement in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent liabilities are measured at fair value at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred, including, if applicable, any amount of any non-controlling interest in the acquiree, over the net of the recognized amounts of the identifiable assets acquired and the liabilities assumed.

VersaBank – Annual 2024 MD&A

Goodwill and intangible assets

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the value allocated to the tangible and intangible assets, less liabilities assumed, based on their fair values. Goodwill is not amortized but rather tested for impairment annually or more frequently if events or a change in circumstances indicate that the asset might be impaired. Impairment is determined for goodwill by assessing if the carrying value of cash generating units (“CGUs”) which comprise the CGU segment, including goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of the CGUs are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGUs. Any goodwill impairment is recorded in profit or loss in the reporting year in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Intangible assets acquired in a business acquisition are recorded at their fair value. In subsequent reporting periods, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recorded on a straight-line basis over the expected useful life of the intangible asset. At each reporting date, the carrying value of intangible assets are reviewed for indicators of impairment. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash flows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (CGU). If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount and the impairment loss is recognized in profit or loss. The recoverable amount of an asset or CGU is the higher of fair value less costs to sell and value in use. In assessing fair value less cost to sell, the estimated future cash flows are discounted at a rate that reflects current market assessments of the time value of money and the risks specific to the assets. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. When an impairment loss is subsequently reversed, the carrying amount of the asset is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been recorded had no impairment losses been recognized for the asset in prior years.

The Bank develops proprietary cybersecurity, banking and financial technology. Any research or early-stage scoping activities are expensed as incurred in the period. The Bank recognizes internally generated intangible assets on the development of proprietary technology when it has determined that there is technical feasibility and resources available to complete a product, demonstrated an existence of an established market for the product as well as support to generate future revenues or derive future economic benefits from the product. As these intangible assets are not yet available for use, the Bank tested these assets for impairment annually by comparing the carrying amount with the recoverable amount. Recoverable amount is determined by fair value less cost to sell method.

Corporate Income Taxes

Current income taxes are calculated based on taxable income at the reporting period end. Taxable income differs from accounting income because of differences in the inclusion and deductibility of certain components of income which are established by taxation authorities. Current income taxes are measured at the amount expected to be recovered or paid using statutory tax rates at the reporting period end.

VersaBank – Annual 2024 MD&A

The Bank follows the asset and liability method of accounting for deferred income taxes. Deferred income tax assets and liabilities arise from temporary differences between financial statement carrying values and the respective tax base of those assets and liabilities. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years when temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized in the Bank’s consolidated financial statements to the extent that it is probable that the Bank will have sufficient taxable income to enable the benefit of the deferred income tax asset to be realized. Unrecognized deferred income tax assets are reassessed for recoverability at each reporting period.

Current and deferred income taxes are recorded in income for the period, except to the extent that the tax arose from a transaction that is recorded either in Other Comprehensive Income or Equity, in which case the income tax on the transaction will also be recorded either in Other Comprehensive Income or Equity. Accordingly, current and deferred income taxes are presented in the Consolidated Financial Statements as a component of income, or as a component of Other Comprehensive Income.

Derivative instruments

Derivatives are measured at FVTPL except to the extent that they are designated in a hedging relationship.

Derivatives are reported as other assets when they have a positive fair value and as other liabilities when they have a negative fair value. Derivatives may be embedded in other financial instruments. Derivatives embedded in other financial instruments are valued as separate derivatives when: the economic characteristics and risks associated are not clearly and closely related to those of the host contract; the terms of the embedded derivative would meet the definition of a derivative if it was a stand-alone, independent instrument; and the combined contract is not held for trading or designated at fair value through profit or loss. For financial statement disclosure purposes, embedded derivatives are combined with the host contract.

Hedge accounting

The Bank has elected, as permitted, to apply the hedge accounting requirements of IAS 39. Interest rate swap agreements are entered into for asset liability management purposes. When hedge accounting criteria are met, derivative contracts are accounted for as described below.

To meet the criteria for hedge accounting, the Bank documents all relationships between hedging instruments and hedged items, how hedge effectiveness is assessed, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets or liabilities on the Consolidated Balance Sheet. The Bank also formally assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

VersaBank – Annual 2024 MD&A

There are three main types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

At the inception of a hedge relationship, the Bank formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Bank will assess whether the hedging relationship meets the hedge effectiveness requirements (including an analysis of sources of hedge ineffectiveness and how the hedge effectiveness is assessed). In order to qualify for hedge accounting, a hedging relationship must be expected to be highly effective on a prospective basis and it needs to be demonstrated that it was also highly effective in the previous designated period (i.e., three month). A hedge is considered to be highly effective if the changes in fair value or cash flows attributable to the hedged risk are expected to be offset by the hedging instrument in a range of between 80% to 125%.

The Bank has fair value and net investment hedges outstanding. In fair value and net investment hedges, the change in the fair value of the hedging derivatives are recognized in non-interest income in the Consolidated Statements of Income and Comprehensive Income. The change in the fair value and net investment of the hedged items attributable to hedge risk are recorded as part of the carrying value of the hedged items (basis adjustment) and are also recognized in non-interest income in the Consolidated Statements of Income and Comprehensive Income. The Bank utilizes fair value and net investment hedges primarily to convert fixed rate financial assets to floating rate financial assets. The primary financial instruments designated in fair value and net investment hedging relationships are loans. If the derivative expires or is sold, terminated, no longer meets the criteria for hedge accounting, or the designation is revoked, hedge accounting is discontinued. Any basis adjustment up to that point made to a hedged item for which the effective interest method is used is amortized to the Consolidated Statements of Income and Comprehensive Income as part of the recalculated effective interest rate of the item over its remaining term. If the hedged items are derecognized, the unamortized fair value are recognized immediately in the Consolidated Statements of Income and Comprehensive Income.

In fair value and net investment hedges, ineffectiveness arises to the extent that the change in fair value of the hedging items differs from the change in fair value and net investment of the hedge risk in the hedged items. Any hedge ineffectivenesses are measured and recorded in non-interest income in the Consolidated Statements of Income and Comprehensive Income.

Derivative contracts which do not qualify for hedge accounting are marked-to-market and the resulting net gains or losses are recognized in non-interest income in the Consolidated Statement of Income and Comprehensive Income.

VersaBank – Annual 2024 MD&A

Future accounting standard pronouncements

The following accounting standards amendments issued by the IASB will be effective for the Bank’s fiscal year beginning on November 1, 2024 (the Bank’s fiscal 2025 year end):

i)         Amendments to IFRS 16: Lease Liability in a Sale and Leaseback - In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains. The amendments must be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted, and that fact must be disclosed.

ii)         Amendments to IAS 1: Classification of Liabilities as Current or Non-current - In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

What is meant by a right to defer settlement;
That a right to defer must exist at the end of the reporting period;
That classification is unaffected by the likelihood that an entity will exercise its deferral right; and,
That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments must be applied retrospectively.

The amendments noted above are not expected to have a material impact on the Bank’s financial results.

The following accounting standards amendments issued by the IASB will be effective for the Bank’s fiscal year beginning on November 1, 2026 (the Bank’s fiscal 2027 year end):

In May 2024, the International Accounting Standards Board (IASB) introduced amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. These amendments provide clarification on the classification of financial assets that include environmental, social, and governance (ESG)-linked features and establish additional disclosure requirements. We are in the process of evaluating their potential impact on our Consolidated Financial Statements.

The following accounting standards issued by the IASB will be effective for the Bank’s fiscal year beginning on November 1, 2027 (the Bank’s fiscal 2028 year end):

IFRS 18, Presentation and Disclosure in Financial Statements - IFRS 18 will replace IAS 1, which sets out presentation and base disclosure requirements for financial statements. The changes, which mostly affect the income statement, include the requirement to classify income and expenses into three new categories – operating, investing and financing – and present subtotals for operating profit or loss and profit or loss before financing and income taxes. Further, operating expenses are presented directly on the face of the income statement – classified either by nature (e.g. employee compensation), by function (e.g. cost of sales) or using a mixed presentation. Expenses presented by function require more detailed disclosures about their nature. IFRS 18 also provides enhanced guidance for aggregation and disaggregation of information in the financial statements, introduces new disclosure requirements for management-defined performance measures and eliminates classification options for interest and dividends in the statement of cash flows. Management will undertake a comprehensive review of the potential impact to the Bank’s disclosure presentation under IAS 18 and will update the readers as management establishes the new presentation and additional disclosures to conform with IAS 18.

VersaBank – Annual 2024 MD&A

Enterprise Risk Management

The Board of Directors and management have undertaken a process this fiscal year to refresh the Bank’s Risk Appetite Framework, including its Risk Appetite Statements, as well as its Risk Capacity, Limits and Tolerances. After multiple review and challenge sessions, this refreshed risk appetite was presented to and approved by the Board at their meeting on December 3, 2024. The new risk appetite will take effect for the first quarter of fiscal 2025.

The Bank recognizes that risk is present in all business activities and that the successful management of risk is a critical factor in maximizing shareholder value. As such, the Bank has developed and continues to enhance an Enterprise Risk Management (“ERM”) Program to identify, evaluate, treat, mitigate, report, and monitor the risks that impact the Bank.

The Bank will maintain a robust ERM program to:

Ensure significant current and emerging risks are identified, understood and managed appropriately;
Support the Board’s corporate governance needs; and,
Strengthen the Bank’s risk management practices in a manner demonstrable to external stakeholders.

The goal of risk management is not to eliminate risks but to identify and mitigate and monitor risks within the context of the Bank’s Risk Appetite Statement. The ERM program enhances the effectiveness, efficiency and understanding of risk and risk management at an individual and enterprise level.

GUIDING PRINCIPLES OF THE BANK’S ENTERPRISE RISK MANAGEMENT PROGRAM

Risk management is everyone’s responsibility, from the Board of Directors to individual employees. Employees are expected to understand the risks that fall within their areas of responsibility and to manage these risks within approved risk tolerances;

Risk management is a comprehensive, structured and continuous process in which risks are identified, evaluated and consciously accepted or mitigated within approved risk tolerances;

Risk management is based on open communication of the best available information, both quantitative and qualitative, from a range of sources, including historical data, experience, stakeholder feedback, observation, forecasts and expert judgment;

Enterprise Risk Management is integrated with Bank processes such as strategic planning, business planning, operational management, and investment decisions to ensure consistent consideration of risks in all decision-making; and,

Risk owners will be identified through the risk management process and will be responsible to address and implement risk mitigation/avoidance/transfer strategies to minimize the risk impact to the Bank.

RISK APPETITE STATEMENT

Risk appetite is the measurement of capital, liquidity, earnings and operational variability that the Bank is prepared to put at risk while in pursuit of the Bank’s strategic objectives. Risk appetite provides for a common understanding of the boundaries of acceptable and unacceptable risks recommended by management and approved by the Board, as the Bank works toward achieving its strategic objectives. The risk appetite statement includes a set of risk tolerances to communicate specific capacities for risk within each significant risk category.

Consideration will be given to all risks; however, the Bank has identified the following seven significant risk categories from which it will measure and establish tolerances in the pursuit of the Bank’s strategic objectives:

Liquidity Risk;
Operational Risk;
Market Risk;
Credit Risk;
Regulatory Compliance Risk;
Strategic Risk; and,
Reputational Risk.

VersaBank – Annual 2024 MD&A

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet the demand for cash to fund obligations as they come due.

Liquidity risk is managed primarily by the Treasurer, the Vice President, Deposit Services, and the Chief Financial Officer.

Treasury policies are developed and controlled by the Treasury Department as a function of the Bank’s business objectives, liquidity risk appetite, and regulatory requirements as determined by senior and executive management, and the Board of Directors.

Deposit raising activities are overseen by the Vice President, Deposit Services.

LIQUDITY RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines liquidity risk tolerances to which the Bank will adhere in the execution of its business objectives. Liquidity risk tolerances are administered as follows:

1.	Liquidity

The Board of Directors sets tolerances in the risk appetite statement based on the Bank’s comfort with the level of liquidity that is to be maintained in order to ensure that all funding obligations are met. These tolerances are mirrored and operationalized through Bank policies.

2.	Deposit Sources

The monitoring of deposit sources establishes Bank comfort with the origination and concentration of deposit inflows such that the Bank can monitor trends and make improvements in diversifying its deposit sources.

Liquidity management is further supported by processes, which include but are not limited to:

Monitoring of liquidity levels;
Monitoring of liquidity trends and key risk indicators;
Scenario stress testing;
Monitoring the credit profile of the liquidity portfolio; and,
Monitoring deposit concentrations.

In order to manage its liquidity needs, the Bank has a liquidity risk management program that is comprised specifically of the following policies and procedures:

Holding sufficient liquid assets which, based on certain stress assumptions, results in positive cumulative cash flow for a period of 61 to 90 days;

Holding liquid securities at levels that represent no less than 5% of total assets. Liquid securities include: Canadian federal, provincial and municipal debt; debt of federally regulated Canadian financial institutions; widely distributed debt instruments, (all of which are to be rated investment grade); cash on deposit; and banker’s acceptances;

On a daily basis, monitoring cash flow;
On a weekly basis, monitoring cash flow requirements using a liquidity forecasting template under a stressed scenario;

On a monthly basis, testing liquidity using three specific disruption scenarios; i) industry specific disruption scenario, ii) company specific liquidity disruption scenario, and iii) a systematic disruption scenario; and,

Managing liquidity in accordance with guidelines specified by OSFI.

VersaBank – Annual 2024 MD&A

Operational Risk

Operational risk is the risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events. Operational risk includes legal risk but excludes strategic and reputational risk.

Operational risk differs from other banking risks in that, typically, it is not directly accepted in return for an expected reward but exists in the natural course of business activity.

The Bank recognizes that operational risk is present in all business activities and that the successful management of operational risk is a key factor in the sustained success of the Bank. Sound operational risk management is a reflection of the effectiveness of the Board and senior management in administering its portfolio of products, activities, processes and systems. As such, the Bank has developed and will continuously enhance an Operational Risk Management (“ORM”) Program to identify, evaluate, treat, mitigate, report and monitor operational risks to which the Bank is exposed.

OPERATIONAL RISK AND THE RISK APPETITE STATEMENT

The Bank has segmented operational risk into six operational risk pillars:

1.	Employment Practices and Workplace Safety

The risk resulting from the inappropriate hiring of employees, unjust compensation, or mistreatment of employees, producing consequences such as litigation or resignation. Moreover, it includes risk stemming from the enforcement of safety regulations and the inability to control the environment in working conditions, causing detrimental effects on employees’ health such as illness or accidents while working.

2.	Information Technology (“IT”) and Cybersecurity

As the Bank’s operations are largely dependent on data and information processing, much emphasis is placed on information technology security to ensure an uninterrupted, secure and undisturbed use of information and communication systems. Business disruption may occur if risks are realized such as system failures or anomalies, defects in the Bank’s computer systems or network infrastructure, or the employment of outdated or substandard technology tools.

VersaBank – Annual 2024 MD&A

3.	Fraud and Errors

This operational risk pillar includes three sub-groups:

I.	Internal Fraud:

Employees, by themselves or in collusion with others, intentionally violating internal policy, or laws and directly benefiting from the action to the detriment of the business and/or the client.

II.	External Fraud:

Acts undertaken by external parties intended to defraud or misappropriate financial, information or physical assets or create financial loss for the Bank.

III.	Errors:

Risk resulting from errors in the operational process or methodology, lack of a procedure or policy documentation, and control failures.

4.	Outsourcing

Outsourcing arrangements require careful management if they are to yield benefits. Where they are not managed adequately, the degree of operational risk faced by the Bank may increase. Outsourcing risk exists when there is a business disruption to the third parties on which the Bank depends or when inadequate controls are in place to manage material outsourcing arrangements.

5.	Business Continuity:

The risk of damage to physical assets and/or disruptive events from various accidents such as fire, natural disaster, riots, terrorism, etc. The Bank will assess the potential risk of such events occurring and maintain a business continuity plan and a recovery plan to ensure continuity of business activity.

6.	Client, Product and Business Practices

The risk resulting from business practices, the introduction of a product, and the accessing of a customer’s information that is inappropriate or non-compliant with regulations or rules, such as unauthorized transactions, unapproved dealings, money laundering activities or the misuse of confidential customer information.

Operational risk impacts can be financial loss, loss of competitive position or reputational in nature. The Bank employs the following strategies in its efforts to monitor and manage operational risk exposures to acceptable levels:

Comprehensive operational risk management policies which provide clear direction to all areas of its business and employees and establish accountability and responsibilities to identify, assess, appropriately mitigate and control operational risk;

Hiring of banking professionals with many years of related experience;
Use of technology through automated systems with built in controls;

VersaBank – Annual 2024 MD&A

Maintenance of a compliance monitoring program; and,
Continual review and upgrade of systems and procedures.

Market Risk

Market risk is the risk of a negative impact on the balance sheet and/or income statement resulting from changes or volatility in market factors such as foreign exchange risk, interest rates, or market prices. The Risk Oversight Committee is charged with recommending policies that govern market risk to its Board of Directors for approval and with reviewing the policies on an ongoing basis. Interest rate risk is the risk that a movement in interest rates could negatively impact spread, net interest income and the economic value of assets, liabilities and shareholders’ equity. The Bank manages interest rate risk by employing a number of methods including income simulation analysis and interest rate sensitivity gap and duration analysis.

Foreign Exchange Risk

Foreign exchange risk or currency risk is the risk that transacting in any currency apart from the Bank’s base currency can result in gains or losses due to currency fluctuations resulting in the possibility that a foreign denominated transaction’s value may decrease due to changes in the relative value of the currency pair. Any appreciation/depreciation in the foreign currency versus the base currency will give rise to foreign exchange risk. The Bank actively manages any material foreign exchange risk exposure derived from the Bank’s normal course business activities through, where possible, the establishment of a natural foreign currency hedge, accounting hedge or, if necessary, through foreign exchange contracts established with high quality counterparties in order to mitigate the impact of changes in foreign exchange rates on the Bank’s financial results and position. The Bank is also exposed to foreign exchange risk attributable to its US investments in subsidiaries, lending and treasury portfolios. However, this foreign exchange risk exposure has been mitigated to an acceptable level through a natural currency and accounting hedge facilitated by the USD denominated fixed to floating rate subordinated notes payable that were issued by the Bank in April of 2021. The Bank has also entered into a foreign exchange forward contract as well as designated a portion of its USD denominated fixed to floating rate subordinated notes to hedge such risk. Market risk is managed primarily by the Treasurer and the Chief Financial Officer. Treasury policies, which set out the management of market risk and document risk limits, include the Bank’s interest rate risk management policies and securities portfolio management policies.

Treasury policies are developed, maintained, and administered by the Treasury Department as a function of the Bank’s business objectives, market risk appetite, and regulatory requirements as determined by senior and executive management, and the Board of Directors.

VersaBank – Annual 2024 MD&A

MARKET RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines market risk tolerances to which the Bank will adhere in the execution of its business objectives. Market risk tolerances are administered as follows:

1.	Interest Rate Volatility:

Interest rate risk is the risk of a negative impact on the balance sheet or income statement resulting from a change in interest rates. Tolerances are defined and used to assist in measuring the Bank’s ability and effort to manage changes to the Bank’s capital position as a result of an increase/decrease in both short-term and long-term interest rates.

2.	Equity Risk:

Equity risk is the risk of loss resulting from changes or volatility in equity or financial instrument prices. Tolerances are defined and used to assist in measuring the Bank’s ability and effort to manage changes to the Bank’s capital position as a result of changes in the value of the Bank’s treasury portfolio investments.

As stated above, the Bank’s principal market risk arises from interest rate risk as the Bank does not consistently undertake any material foreign exchange or trading activities. In addition, the Bank is subject to market price volatility with respect to securities due to the resulting impact on regulatory capital.

The Risk Oversight Committee of the Bank is charged with recommending policies that govern market risk to the Board of Directors for approval and with reviewing the policies on an ongoing basis. Additionally, the Bank manages interest rate risk by employing a number of methods including income simulation analysis and interest rate sensitivity gap and duration analysis. Management prepares regular reports to the Board to allow for ongoing monitoring of the Bank’s interest rate risk position. Further, the Bank’s Asset Liability Committee reviews the results of these analyses on a monthly basis and monitors compliance with limits set out in corporate policy.

The Bank’s policies include the matching of its cash inflows and outflows so that:

ii.	in any 12 month period, a 100 basis point change in rates across the entire yield curve would not result in a decline greater than 4% of regulatory capital on the Bank’s earnings; and,

ii.	in any 60 month period, a 100 basis point change in rates across the entire yield curve would not result in a decline greater than 6% of regulatory capital on the Bank’s equity.

As well, the policy indicates that at no time shall the duration difference between the Bank’s assets and liabilities exceed four months. The interest rate risk position and results of the Bank’s duration analysis at October 31, 2024, as well as for 2023 are reported in the table below.

VersaBank – Annual 2024 MD&A

Interest Rate Position

(thousands of Canadian dollars)
	October 31, 2024		October 31, 2023
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$5,223	$(5,430)	$4,046	$(4,059)

Duration difference between assets and liabilities (months)	(1.6)		(2.0)

At October 31, 2024, the duration difference between the Bank’s assets and liabilities was negative 1.6 months compared to negative 2.0 months at October 31, 2023, indicating that the Bank’s assets would reprice faster than liabilities in the event of a future change in interest rates.

Credit Risk

Credit risk is the risk of loss associated with a borrower, guarantor or counterparty’s inability or unwillingness to fulfill its contractual obligations.

The Bank accepts certain risks in order to generate revenue. In managing these risks, the Bank has developed an enterprise-wide risk management framework designed to achieve an appropriate balance between credit risk and reward in order to maximize long term shareholder return.

Credit risk is managed by the Chief Credit Officer who administers the Bank’s established credit policies that set out the roles of the credit department and the lending business units related to risk management, and further, establishes risk tolerances for same in accordance with the Board-approved risk appetite statement. Credit policies exist for the credit department and for each lending business unit. Credit policies are developed, maintained, and administered by the Credit Department as a function of the Bank’s business objectives, credit risk appetite, and regulatory requirements as determined by senior management, and the Board of Directors.

To supplement the Bank’s credit policies, the individual lending business units have developed and compiled comprehensive procedures that describe the processes, systems and methods employed in the operation of their businesses while operating within the credit framework set out by the Bank’s credit policies.

VersaBank – Annual 2024 MD&A

CREDIT RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines credit risk tolerances to which the Bank will adhere in the execution of its business objectives. The risk appetite statement defines the credit risk tolerances for the entire Bank as well as for each of the following business lines that accept credit risk:

1.	Commercial Lending;
2.	POS/RPP Financing; and,
3.	Treasury.

The Bank manages its credit risk using policies that have been recommended by management to the Risk Oversight Committee, which then recommends the policies to the Board of Directors of the Bank for approval. These policies consist of approval procedures and limits on loan amounts, portfolio concentration, geographic concentration, industry concentration, asset categories, loans to any one entity and associated groups as well as a risk rating policy that sets out a risk rating framework for all lending assets and early recognition of problem accounts with action plans for each account. The Risk Oversight Committee of the Bank reviews these policies on an ongoing basis.

The Risk Oversight Committee of the Bank is comprised entirely of independent directors and performs the following functions related to credit risk:

Recommends policies governing management of credit risk to the Bank’s Board of Directors for approval and reviews credit risk policies on an ongoing basis to ensure that they are prudent and appropriate given possible changes in market conditions and corporate strategy;

Reviews and concurs with credits exceeding the levels delegated to management, prior to commitment; and,
Reviews, on a regular basis, watchlist accounts, impaired loans and accounts that have gone into arrears.

Regulatory Compliance Risk

Regulatory compliance risk is the risk that a regulatory agency will make changes in the current rules (or will impose new rules) that will increase the costs of operating the Bank, reduce the attractiveness of the Bank as an investment, result in financial loss, and/or change the competitive landscape. Regulatory risk also includes the risk of adverse outcomes due to non-compliance with rules, regulations, standards or other legal requirements.

The Bank has a Regulatory Compliance Management Program that includes a three lines of defence model and essentially establishes the controls and processes through which the Bank manages regulatory compliance risk. The Chief Compliance Officer is responsible for regulatory compliance oversight.

VersaBank – Annual 2024 MD&A

REGULATORY COMPLIANCE RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines regulatory risk tolerances to which the Bank will adhere in the execution of its business objectives. Regulatory risk tolerances are administered as follows:

1.	Regulatory Compliance

Bank conformance with laws, rules, and regulations and prescribed practices in all jurisdictions in which it operates.

2.	Regulatory Capital

Capital is a key regulatory requirement. The quality of capital and the leverage of the Bank’s capital is a key indicator of health by regulators.

Strategic Risk

Strategic risk is defined as the losses or forgone revenues resulting from improper or ineffective business strategies, resource allocation and/or decision-making or from an inability to adapt to changes in the business environment.

STRATEGIC RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines the strategic risk tolerances to which the Bank and each business unit will adhere to in the execution of their respective business objectives. Strategic risk tolerances are established as a function of the Bank’s financial performance.

Financial metrics and associated tolerances are defined for the Bank and its lending business units.

The Bank manages strategic risk through a Board approved, robust, annual business planning process which includes the development of a comprehensive business plan, operating budget, and capital plan that contemplate planning horizons ranging from twelve to thirty-six months. The Bank augments its annual enterprise business planning process with the development of rigorous economic forecasts, risk and operational impact assessments related to any new business initiatives being contemplated as well as through the performance of an annual Internal Capital Adequacy Assessment Process (ICAAP) for the Bank. The ICAAP is employed to determine if the Bank’s budgeted capital amounts provide adequate capital buffers against the occurrence of its identified business objective risks under both expected and stressed operating conditions.

Reputational Risk

Reputational risk is the risk that an activity undertaken by the Bank or its representatives will impair its image in the community or lower public confidence in it, resulting in the loss of business, legal action or increased regulatory oversight.

VersaBank – Annual 2024 MD&A

Reputational risk is the outcome of a risk occurrence; it is not a risk event in and of itself. To manage against reputational risk, the Enterprise Risk Management program focuses on the risks of the Bank through the other six pillars of risk:

1.	Liquidity Risk
2.	Operational Risk
3.	Market Risk
4.	Credit Risk
5.	Regulatory Compliance Risk
6.	Strategic Risk

The management of the risks identified in these six pillars of risk and the measurement of the Bank in achieving its objectives and remaining within the bounds of the Bank’s risk appetite statement assist the Bank in managing reputational risk.

REPUTATIONAL RISK AND THE RISK APPETITE STATEMENT

The Bank’s risk appetite statement defines the reputational risk tolerances to which the Bank will adhere to in the execution of its business objectives.

An institution’s reputation is a valuable business asset in its own right that is essential to optimizing shareholder value, and as such is constantly at risk. Reputation risk cannot be managed in isolation from other forms of risk since all risks can have an impact on reputation, which in turn can impact the Bank’s brand, earnings and capital. Credit, market, operational, regulatory, strategic and liquidity risks must all be managed effectively in order to safeguard the Bank’s reputation.

Ultimate responsibility for the Bank’s reputation lies with senior and executive management, and the Board of Directors and related committees which examine reputation risk as part of their ongoing duties. In addition, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank’s reputation by ensuring that ethical practices are followed at all times. All employees and members of the Board of Directors are required to maintain compliance with the Bank’s Code of Conduct at all times.

FACTORS THAT MAY AFFECT FUTURE RESULTS

As noted in the section “Forward-looking Statements”, the Bank is subject to inherent risks and uncertainties which may cause its actual results to differ materially from its expectations. Some of these risks are discussed below.

Execution of Strategic Plans

The Bank’s financial performance is influenced by its ability to execute strategic plans developed by management and approved by the Bank’s Board of Directors. If these strategic plans do not meet with success or there is a change in the Bank’s strategic plans, the Bank’s earnings could grow at a slower pace or potentially decline.

VersaBank – Annual 2024 MD&A

Changes in Laws and Regulations

Laws and regulations are in place to protect clients, investors and the public. Changes in laws and regulations, including how they are interpreted and enforced, could adversely affect the Bank’s earnings by allowing more competition in the marketplace and by increasing the costs of compliance. In addition, any failure to comply with laws and regulations could adversely affect the Bank’s reputation and earnings.

Changes in Accounting Standards and Accounting Policies and Estimates

The International Accounting Standards Board continues to change the financial accounting and reporting standards that govern the preparation of the Bank’s consolidated financial statements. These changes can be significant and may materially impact how the Bank records its financial position and its results of operations. Where the Bank is required to retroactively apply a new or revised standard, it may be required to restate prior period financial results.

Level of Competition

The level of competition among financial institutions is high and non-financial companies and government entities are increasingly offering services typically provided by banks. This could have an effect on the pricing of the Bank’s deposits and its lending products and together with loss of market share, could adversely affect the Bank’s earnings.

General Economic Conditions

The Bank conducts its business in various regions within Canada and the US. Factors such as financial market stability, interest rates, foreign exchange rates, changing global commodity prices, business investment, government spending and stimulation initiatives, consumer spending, geo-political risk, changes in trade laws and tariffs and the rate of inflation can affect the business and economic environments in each geographic region in which the Bank operates. Therefore, the amount of business that the Bank conducts in a specific geographic region may have an effect on the Bank’s overall revenues and earnings.

Monetary Policy

Financial markets’ expectations about inflation and central bank monetary policy have an impact on the level of interest rates. Fluctuations in interest rates that result from these changes could have an impact on the regions in which the Bank operates, and further, could have an impact on the Bank’s earnings.

Reliance on Deposit Brokers

The Bank raises its deposits primarily through a network of deposit brokers across Canada, including independents as well as the investment dealer subsidiaries of the large Canadian banks. The failure by the Bank to secure sufficient deposits from its broker network could negatively impact its financial condition and operating results. The Bank mitigates this risk by establishing and maintaining good working and mutually beneficial relationships with a diverse group of deposit brokers so as not to become overly reliant on any single deposit broker.

VersaBank – Annual 2024 MD&A

Technology Risk

Technology risk is related to the operational performance, confidentiality, integrity and availability of information systems and infrastructure. The Bank is highly dependent upon information technology and supporting infrastructure such as data and network access. Disruptions in information technology and infrastructure, whether attributed to internal or external factors, and including potential disruptions in services provided by various third parties, could adversely affect the ability of the Bank to conduct regular business and/or to deliver products and services to its clients.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at October 31, 2024, an evaluation was carried out by management of the effectiveness of the Bank’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will file a certificate indicating that the design and operating effectiveness of those disclosure controls and procedures were effective.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank.

At October 31, 2024, an evaluation was carried out by management related to the effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with International Financial Reporting Standards. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will file a certificate indicating that the design and operating effectiveness of internal controls over financial reporting is effective. These evaluations were conducted in accordance with the standards of the 2013 Internal Control – Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and the requirements of National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

A Disclosure Committee, consisting of members of senior management, assists the Chief Executive Officer and the Chief Financial Officer in their responsibilities related to evaluating the effectiveness of the Bank’s internal control systems and processes. Management’s evaluation of controls can only provide reasonable, not absolute, assurance that all internal control issues that may result in material misstatement, if any, have been detected.

VersaBank – Annual 2024 MD&A

There were no changes in the Bank’s internal controls over financial reporting that occurred during the year ended October 31, 2024 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting

Non-GAAP and Other Financial Measures

Non-GAAP and other financial measures are not standardized financial measures under financial reporting framework used to prepare the consolidated financial statements of the Bank’s to which these measures relate. These measures may not be comparable to similar financial measures disclosed by other issuers. The Bank uses these financial measures to assess its performance and as such believes these financial measures are useful in providing readers with a better understanding of how management assesses the Bank’s performance.

Non-GAAP Measures

Return on Average Common Equity is defined as annualized net income less amounts relating to preferred share dividends, divided by average common shareholders’ equity which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

	October 31	October 31	October 31
(thousands of Canadian dollars)	2024	2023	2022
Return on average common equity
Net income	39,748	42,162	22,658
Preferred share dividends	(988)	(988)	(988)
Adjusted net income	38,760	41,174	21,670
Average common equity	381,357	350,270	327,744
Return on average common equity	10.16%	11.75%	6.61%

Book Value per Common Share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding.

	October 31	October 31	October 31
(thousands of Canadian dollars, except shares outstanding and per share amounts)	2024	2023	2022
Book value per common share
Common equity	399,203	363,512	337,029
Shares outstanding	26,002,577	25,964,424	27,245,782
Book value per common share	15.35	14.00	12.37

VersaBank – Annual 2024 MD&A

Return on Average Total Assets is defined as annualized net income less amounts relating to preferred share dividends, divided by average total assets.

	October 31	October 31	October 31
(thousands of Canadian dollars)	2024	2023	2022
Return on average total assets
Net income	39,748	42,162	22,658
Preferred share dividends	(988)	(988)	(988)
Adjusted net income	38,760	41,174	21,670
Average Assets	4,520,047	3,733,804	2,840,542
Return on average total assets	0.86%	1.10%	0.76%

Other Financial Measures

Yield is calculated as interest income (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Yield does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Cost of Funds is calculated as interest expense (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Cost of funds does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin or Spread is calculated as net interest income divided by average total assets. Net interest margin or spread does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin on Loans is calculated as net interest income adjusted for the impact of cash, securities and other assets, divided by average gross loans. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio is calculated as non-interest expenses from consolidated operations as a percentage of total revenue (as presented in the Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio Digital Banking is calculated as non-interest expenses from the Digital Banking operations as a percentage of total revenue from the Digital Banking operations. This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Loans captures the provision for (recovery of) credit losses (as presented in the Consolidated Statements of Comprehensive Income) as a percentage of VersaBank’s average loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Basel III Common Equity Tier 1, Tier 1, Total Capital Adequacy and Leverage Ratios are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI).

VersaBank – Annual 2024 MD&A

FOR FURTHER INFORMATION PLEASE CONTACT:

LodeRock Advisors: Lawrence Chamberlain (416) 519-4196,

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

VersaBank – Annual 2024 MD&A

Corporate Information*

DIRECTORS

The Honourable Thomas A. Hockin, P.C., B.A, M.P.A., Ph.D., ICD.D

Chairman of the Board

Retired, former Executive Director of the International Monetary Fund

Gabrielle Bochynek, B.A. CHRL

Principal, Human Resources and Labour Relations, The Osborne Group

Robbert-Jan Brabander, M.Sc. and B.Sc. (Economics)

Managing Director of Bells & Whistles Communications, Inc.

David A. Bratton, B.A. (Hons), M.B.A., CHRL, FCMC

Retired, former President of Bratton Consulting Inc.

Peter M. Irwin, B.A. (Hons.)

Retired, former Managing Director, CIBC Worlds Markets Inc.

Richard H. L. Jankura, BBA (Hons), CPA, CA

Retired, former Corporate Advisor and CFO of Jones Healthcare Group

Art Linton, JD

Barrister & Solicitor

Susan T. McGovern, B.Sc.

Vice-Chair

Executive Advisor in the Ontario Minister of Finance

Paul G. Oliver, FCPA, FCA, ICD.D.

Retired, former partner of PricewaterhouseCoopers LLP

David R. Taylor, B.Sc. (Hons), M.B.A., F.I.C.B.

President & Chief Executive Officer, VersaBank

OFFICERS AND SENIOR MANAGEMENT

David R. Taylor, B.Sc. (Hons), M.B.A., F.I.C.B.

President & Chief Executive Officer

John Asma, B.A. (Hons.), M.B.A.

Chief Financial Officer

Shawn Clarke, M.Eng., P.Eng., M.B.A.

Chief Operating Officer

Michael Dixon, B.Comm., M.B.A.

Senior Vice President, Point-Of-Sale Financing

Nick Kristo, B.Comm., M.B.A.

Chief Credit Officer

Tammie Ashton, B.A., LL.B

Chief Risk Officer

Garry Clement, CAMS, CFE, CFCS, FIS, CCI

Chief Anti-Money Laundering Officer

Jim Gardiner, B.B.A.

Real Estate Credit Officer

Brent T. Hodge, HBA, JD, CIPP/C

Senior Vice President, General Counsel & Corporate Secretary,

Chief Compliance Officer

Saad Inam, B.Comm., M.B.A.

Vice President, Credit

Joanne Johnston, B.Comm., CPA, CA, CIA

Chief Internal Auditor

Wooi Koay, B.Comm., B.Sc.

Chief Information Officer

Nancy McCutcheon, HBA, MA, CPA, CGA

Vice President, TIB Business Development

Andy Min, B.A., CPA, CA

Vice President, Finance, Integration & Performance

Conrad Nicholas, CPA, CMA, ACCA (UK), M.B.A.

Vice President and Controller

Chris Pellarin, B.A.

Vice President, Real Estate Lending

Deborah Savage, B.A., M.B.A.

Vice President, Investment Risk Control

Chintan Shah, ACA, M.Comm.

Treasurer

Jonathan F.P. Taylor, B.B.A., CHRL

Chief Human Resources Officer

David Thoms, B.A., M.B.A.

Vice President, Structured Finance

Barbara Todres, B.Comm Hons.

Vice President, Deposit Services

* As at October 31, 2024

VersaBank – Annual 2024 MD&A

SOLICITORS Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9	AUDITORS Ernst & Young LLP One London Place 255 Queens Ave Suite 2300, London, ON N6A 5R8

TRANSFER AGENT	BANK
Odyssey Trust Company	Royal Bank of Canada
1230 – 300 5th Avenue SW	Main Branch, 154 1st Avenue South
Calgary, AB T2P 3C4	Saskatoon, Saskatchewan S7K 1K2

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange	NASDAQ
Trading Symbol: VBNK	Trading Symbol: VBNK

CORPORATE OFFICES

Head Office
Suite 2002 - 140 Fullarton Street
London, Ontario N6A 5P2
Telephone: (519) 645-1919
Toll-free: (866) 979-1919
Fax: (519) 645-2060

VersaBank Innovation Centre of Excellence	Saskatoon Deposit Processing Centre
1979 Otter Place	410 - 121 Research Drive
London, Ontario N5V 0A3	Saskatoon, Saskatchewan S7N 1K2
Telephone: (519) 645-1919	Telephone: (306) 244-1868
Toll-free: (866) 979-1919	Toll-free: (800) 213-4282
Fax: (519) 645-2060	Fax: (306) 244-4649

INVESTOR RELATIONS

Toll Free Telephone: (800) 244-1509

Email: InvestorRelations@versabank.com

Web site: www.versabank.com

LodeRock Advisors

lawrence.chamberlain@loderockadvisors.com

Telephone: (416) 519-4196

VersaBank – Annual 2024 MD&A